FORM
6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
Commission File Number:
1-15270
For the month of December 2025
NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)
13-1,
Nihonbashi
1-chome
Chuo-ku,
Tokyo
103-8645
Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F
 X
   Form
40-F

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):

Incorporation by Reference
The registrant hereby incorporates Exhibits 1 and 17 to this report on Form

6-K

by reference (i) in the prospectus that is part of the Registration Statement on Form

F-3

(Registration

No. 333-283915)

of the registrant, originally filed with the SEC on December 19, 2024, as amended by Post-Effective Amendment No. 1 thereto, filed with the SEC on August 29, 2025 and (ii) in the prospectus that is part of the Registration Statement on Form

F-3

(Registration

No. 333-273353)

of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.
Information furnished on this form:
EXHIBITS

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

17.	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2025, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 12, 2025	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1

NOMURA HOLDINGS, INC.

INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information

As used in this Form 6-K, references to the “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form 6-K, references to “NHI” are to Nomura Holdings, Inc.

Unless otherwise stated, references in this Form 6-K to “yen” and “¥” are to the lawful currency of Japan and references to “U.S. dollars” and “$” are to the lawful currency of the United States of America (“U.S.”).

All ownership data with respect to us presented in this Form 6-K is presented based on the voting interests directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries.

For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.

Amounts shown within this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our interim consolidated financial statements, including the notes thereto, for the six months ended September 30, 2024 and 2025 are included elsewhere in this Form 6-K. The interim consolidated financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent registered public accounting firm.

Recent Regulatory Developments

This section updates certain disclosure presented under Item 4. Information on the Company—B. Business Overview—Regulation of our annual report on Form 20-F for the year ended March 31, 2025.

Regulatory Developments in the United States

On April 29, 2025, the Financial Industry Regulatory Authority (“FINRA”) requested an extension of Rule 10c-1a’s two remaining compliance dates, which concern the reporting date and the dissemination date. FINRA requested that the reporting date be extended from January 2, 2026, to September 28, 2026, and the dissemination date be extended from April 2, 2026, to March 29, 2027. On July 28, 2025, the extension requests were granted.

On June 12, 2025, the Securities and Exchange Commission (“SEC”) formally withdrew the proposed rule that would have required public reporting of large security-based swaps positions. The other adopted security-based swaps rules addressing fraud, manipulation and undue influence over chief compliance officers remain in effect.

On June 12, 2025, the SEC formally withdrew several high-profile proposed market-structure reforms, including the proposed broker-dealer best-execution standard, order-by-order competition in auctions and volume-based transaction pricing.

On June 12, 2025, the SEC formally withdrew the proposed amendments to Regulation Systems Compliance and Integrity (“Regulation SCI”).

On August 28, 2024, the Financial Crimes Enforcement Network (“FinCEN”) issued a final rule expanding the definition of “financial institution” under the U.S. Bank Secrecy Act to include certain investment advisers, which would require them to adopt risk based customer due diligence, transaction monitoring and suspicious activity reporting procedures. The final rule would have become effective, and compliance with the final rule would have been required by January 1, 2026; however, on July 21, 2025, FinCEN announced it anticipates delaying the effective date until January 1, 2028.

Regulatory Developments in the United Kingdom and Europe

On February 5, 2025, the Financial Conduct Authority (“FCA”) published PS25/1 reforming the commodity derivatives position-limits regime, introducing exemptions for liquidity providers and pass-through hedging and permitting a standardized agreement for the pass-through exemption (effective July 6, 2026).

On April 3, 2025, the FCA published a final Policy Statement expanding the Derivatives Trading Obligation (“DTO”) to include certain SOFR OIS (effective June 30, 2025) and confirming exemptions for certain post-trade risk-reduction services and the replacement of temporary transitional directions with a permanent direction.

On July 4, 2025, the FCA published CP25/20 consulting on reforms to the Systematic Internaliser (“SI”) regime for bonds and derivatives (including removal of certain pre-trade transparency requirements and other structural changes); The final Policy Statement, including the feedback to the aforementioned CP25/20, was published on November 28, 2025. The consultation paper includes a discussion paper on the U.K. equity market trading with formal proposals expected in 2026.

On January 13, 2025, HM Treasury (“HMT”) published the U.K. Short Selling Regulations 2025 (“SSR 2025”), establishing a new short selling framework (including a proposed 0.2% notification threshold for net short positions). The FCA published its consultation paper on implementing rules in October 2025, with comments thereon due by December 16, 2025. The current short selling regime (including public disclosure at 0.5%) remains in force pending final rules.

Since March 31, 2025 EU authorities have progressed several EU Securities Financing Transactions Regulation (“SFTR”) related updates. The European Securities and Markets Authority (“ESMA”) advanced its reporting-streamlining initiative aimed at reducing duplicative reporting across SFTR, European Market Infrastructure Regulation (“EMIR”) and Markets in Financial Instruments Regulation. Technical updates to XML schemas, validation rules and Q&A guidance were issued to improve data quality, particularly for settlement fails, sponsored repos and collateral-pool reporting. The U.K. made no substantive amendments to its SFTR regime during the period, continuing its post-Brexit divergence by excluding non-financial counterparties from reporting obligations. The FCA increased supervisory focus on data-quality expectations across wholesale-market reporting regimes.

In the context of the EU Central Securities Depositories Regulation (“CSDR”), EU institutions reached a political agreement to transition the EU settlement cycle to T+1 with effect from October 11, 2027. ESMA finalized amendments to the settlement discipline regime, retaining cash penalties but enhancing operational requirements such as same-day allocation, standardized messaging and mandatory partial settlement. Mandatory buy-ins remain a dormant, last-resort tool. SEC registrants with EU settlement flows will need to prepare for accelerated operational timelines and increased alignment of allocation and matching processes. From a U.K. CSDR perspective, HMT published the draft U.K. regulation moving the U.K. to T+1 on October 11, 2027. The U.K. did not adopt the EU settlement-discipline regime, including mandatory buy-ins and cash-penalty structures. The Bank of England (“BoE”) continues to develop a bespoke U.K. central securities depositories supervisory regime. SEC registrants benefit from a less prescriptive fail-management framework but must prepare for T+1 transition and monitor the new BoE rulebook.

EMIR 3.0 entered into force in December 2024, and the Active Account Requirement became effective on June 25, 2025. In-scope EU counterparties must maintain operationally-ready accounts at EU central clearing counterparties (“CCPs”) for certain EUR and PLN interest rate derivatives. ESMA’s Regulatory Technical Standards (“RTS”) specify operational readiness, connectivity, stress-testing and minimum-activity requirements. Broader EMIR 3.0 changes include revised clearing thresholds, exemptions, counterparty classification and reporting refinements. SEC registrants with EU derivatives activity may require new EU-CCP accounts, adjusted clearing strategies and upgraded operational capacity.

As of November 28, 2025, HMT and the Bank of England extended the Temporary Recognition Regime for overseas CCPs to December 31, 2027. The U.K. also extended transitional capital rules for CCP exposures, preventing automatic increases in capital requirements. These measures supported operational continuity amid longer-term regulatory divergence.

In 2025, the FCA and the Prudential Regulation Authority (“PRA”) consulted on amendments to U.K. EMIR margin requirements. Proposals included exempting single-stock and index options from margin, adjustments for legacy contracts, and alignment of calculation periods with other jurisdictions. Final rules are expected later in 2025 and aim to streamline cross-border compliance. On November 5, 2025, HMT published a draft version of the Over the Counter Derivatives (Intragroup Transactions) Regulations 2026. The new framework is scheduled to enter into force at the expiry of the temporary intragroup exemption regime (TIGER) at the end of 2026. The proposed changes amend the notification and objection process for the intragroup margin and clearing exemption and remove the prior authorization condition replacing it with a requirement for prior notice to the FCA.

The PRA advanced climate-risk supervision through CP10/25, proposing enhanced governance and scenario-analysis expectations. The U.K. consulted on adopting IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and S2 (Climate-related Disclosures) as U.K. Sustainability Reporting Standards and explored mandatory transition-plan requirements. The FCA implemented Sustainability Disclosure Requirements (“SDR”) anti-greenwashing rules and naming/marketing restrictions for ESG-labelled products, reinforcing expectations for accurate sustainability-related disclosures.

On January 9, 2025, the European Banking Authority (“EBA”) issued final Guidelines on managing ESG risks, applicable from January 2026. In February 2025, the European Commission published an Omnibus package delaying the Corporate Sustainability Reporting Directive (“CSRD”) obligations for first-wave reporters and proposing scope reductions for future reporting. Additional measures included CSRD “quick-fix” reliefs, the European Financial Reporting Advisory Group (“EFRAG”) consultations on simplifying the European Sustainability Reporting Standards (“ESRS”) and adoption of technical standards under the EU Green Bond Regulation.

Risk Factors

There is no significant change from the risks as previously disclosed in Part I, Item 3. D “Risk Factors” of our annual report on Form 20-F for the year ended March 31, 2025.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statements contained in this report. Such risks, uncertainties and other factors are set forth in “Risk Factors” above and in Item 3. D of our annual report on Form 20-F for the year ended March 31, 2025, as well as elsewhere in this Form 6-K.

Operating and Financial Review and Prospects

Results of Operations—Six Months Ended September 30, 2024 and 2025

The unaudited interim consolidated financial statements are prepared on a basis consistent with the audited consolidated financial statements included in our Form 20-F for the fiscal year ended March 31, 2025 filed on June 23, 2025, except for the effect of new accounting pronouncements recently adopted by Nomura as disclosed in Note 1 “Summary of accounting policies” to the interim consolidated financial statements.

Nomura established a new Banking Division on April 1, 2025. Accordingly, our operating management and management reporting are prepared based on the Wealth Management, the Investment Management, the Wholesale and the Banking segments. We disclose business segment information in accordance with this structure from the six months ended September 30, 2025. The prior period amounts have been reclassified to conform to the presentation for the six months ended September 30, 2025.

Progress on Key Performance Indicators (KPIs)

[Management Indicators]

Return on Equity / Income before income taxes

We have set a quantitative management target for the fiscal year 2030, aiming to achieve an ROE of 8-10%+ and an income before income taxes of over ¥500 billion, as our most important management performance indicators.

After the introduction of the Corporate Governance Code in Japan, the importance of awareness of capital costs has increased among management of Japanese companies. In addition, under the framework of global financial regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of financial resources will become even more important for us in the future. Accordingly, beginning in the year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation, along with the revision of “Fundamental Management Policy” based on the approval at the Board of Directors meeting held in May 2020.

ROE is defined and calculated as net income attributable to NHI shareholders divided by average of the total shareholders’ equity at the beginning and end of the period. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and our effective use of capital to enhance corporate value.

We have set ROE target of 8-10%+ for the year ending March 31, 2031, reflecting the cost of capital for Nomura. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the six months ended September 30, 2025 increased to 11.3% from 10.1% for the same period in the prior year.

In addition, in order to achieve sustainable growth, we have set a quantitative management target for the year ending March 31, 2031 to achieve an income before income taxes of over ¥500 billion, so that it helps them to assess business conditions more concretely and enhance corporate value. The Income before income taxes for the six months ended September 30, 2025 was ¥296.9 billion.

Common equity Tier 1 capital ratio

There are multiple global financial regulations that we must comply with, including capital regulations established by the Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. As announced in May 2025, we have decided to set a new upper limit on our target range of a common equity Tier 1 capital ratio of 11% to 14%.

Our common equity Tier 1 capital ratio decreased to 13.00% as of September 30, 2025 from 14.52% as of March 31, 2025. For further details, on the key capital requirements we must follow, see “Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements”.

[Indicators by Business Segment]

In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.

Wealth Management

We have adopted the following key indicators in the Wealth Management Division to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Workplace services; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	(Trillions of yen)
	March 31, 2025	September 30, 2025	% Change from March 31, 2025
Recurring revenue assets	¥23.5	¥26.2	11.7%

	Six months ended September 30 (Billions of yen)
	2024	2025	% Change from previous year
Net inflows of recurring revenue assets	¥826.2	¥568.5	(31.2)%

	Six months ended September 30 (Thousands)
	2024	2025	% Change from previous year
Flow business clients	1,251	1,263	0.9%

	(Thousands)
	March 31, 2025	September 30, 2025	% Change from March 31, 2025
Workplace services	3,883	4,035	3.9%

•	Recurring revenue assets

Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts, discretionary investments, insurance, and level fee assets, for which management fees and other recurring fees are charged. The amount of related loans totaled approximately ¥1,031.5 billion as reported within Loans receivable in the consolidated balance sheets as of September 30, 2025. Total recurring revenue assets as of September 30, 2025 were ¥26.2 trillion, an increase of ¥2.7 trillion, or 11.7%, from ¥23.5 trillion as of March 31, 2025 due to initiatives to increase recurring revenue assets and market factors.

•	Net inflows of recurring revenue assets

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. Due to a rebound from an exceptionally strong first half last year, net inflows of recurring revenue assets decreased 31.2% year on year. However, driven by progress in the asset management business, they reached ¥568.5 billion in this first half, and progress toward the Division KPI annual target is on track.

•	Flow business clients

The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, within the fiscal year and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of September 30, 2025 was approximately 1,263 thousand, which is 0.9 % higher than that of September 30, 2024, which was 1,251 thousand. We achieved the increase by reallocation of our people to provide services to inactive clients, in addition to the improvement of the market sentiment.

•	Workplace services

Workplace services are defined as the sum of the number of workplace financial services provided, such as the number of members of employee stock ownership plans, accounts derived from the employee stock ownership (excluding current members) and corporate defined contribution (DC) pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of September 30, 2025, the number of workplace services provided stood at 4,035 thousand. We achieved an expansion of 152 thousand, 3.9 % increase from that of March 31, 2025, which was 3,883 thousand, mainly in terms of the increase in members of employee stock ownership plans, and have expanded our client base which will lead to sustainable growth.

Investment Management

We have set the balance of assets under management and net inflows as key performance indicators for the Investment Management Division. The businesses in the Investment Management Division generally earn management or similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this metric to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors. We believe that net inflows are an effective metric to monitor the progress of the division’s asset management businesses, excluding market factors from fluctuations in the balance of assets under management. It is an important indicator for ascertaining the effectiveness of the division’s measures to expand assets under management and thereby achieve its profit expansion target.

	Six months ended September 30 (Billions of yen)
	2024	2025	% Change from previous year
Net inflows	¥2,074	¥606	(70.8)%

	(Trillions of yen)
	March 31, 2025	September 30, 2025	% Change from March 31, 2025
The balance of assets under management	¥89.3	¥101.2	13.3%

•	Net inflows

Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions. During the six months ended September 30, 2025, in the investment trust business, there were inflows into money reserve funds, Japanese equity, private asset and balanced funds, while there were outflows from ETFs. In the investment advisory and international businesses, there were inflows into Japanese bonds and U.S. high-yield bonds, while there were outflows from Asian equities.

•	The balance of assets under management

The balance of assets under management is calculated by deducting overlapping assets within the Investment Management Division from the simple aggregate (gross) of assets under management of asset management companies within Investment Management Division. During the six months ended September 30, 2025, sustained equity market rallies, together with the net inflows, supported growth in assets under management. As a result, the balance of assets under management reached a record high of ¥101.2 trillion as of September 30, 2025.

Wholesale

We have adopted a cost-to-income ratio and a revenue to modified RWA ratio as additional key performance indicators in our Wholesale Division. We believe that disclosure of these indicators would be useful for investors to assess progress in terms of cost and resource efficiency. Additionally, we use these indicators to evaluate our business based on progress on cost savings initiatives and return on resources.

	Three months ended
	June 30, 2024	September 30, 2024	June 30, 2025	% Change from previous year	September 30, 2025	% Change from previous year
Cost-to-income ratio	91%	83%	84%	(7)%	81%	(2)%
Revenue/modified RWA	7.3%	7.4%	6.9%	(0.4)%	7.1%	(0.3)%

•	Cost-to-income ratio

The cost-to-income ratio for the Wholesale Division is calculated by dividing non-interest expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio improved compared to the prior fiscal year for both the quarter ended June 30, 2025 and the quarter ended September 30, 2025, due to higher revenues across Equities and Investment Banking, while Fixed Income revenue declined slightly. This was partly offset by higher variable expenses in line with improved performance.

•	Revenue to modified Risk Weighted Asset (RWA) ratio

The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to risk-based capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal capital ratio target of 12.5%. (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA decreased for the quarter ended June 30, 2025 as well as for the quarter ended September 30, 2025 compared to the prior fiscal year, as the increase in RWA post Basel III finalization more than offset the higher revenues from Equities and Investment Banking.

Banking

The Banking Division has designated the following key performance indicators (KPIs): (i) Loan Outstanding (The Nomura Trust and Banking Co., Ltd.), (ii) Investment Trust balance (The Nomura Trust and Banking Co., Ltd.), and (iii) Assets under administration (Nomura Bank (Luxembourg) S.A.). Given that this division comprises the banking business, which generates income from loans and securities investments funded primarily by deposits, and the trust and agency business, which earns fee income by administering clients’ assets, including investment trusts, management believes that these indicators are effective for monitoring the progress of the division’s business. We also consider them useful for investors in assessing the progress of the division’s business.

	(Billions of yen)
	March 31, 2025	September 30, 2025	% Change from March 31, 2025
Loan Outstanding (The Nomura Trust and Banking Co., Ltd.)	¥1,044	¥1,093	4.7%

	(Trillions of yen)
	March 31, 2025	September 30, 2025	% Change from March 31, 2025
Investment Trust balance (The Nomura Trust and Banking Co., Ltd.)	¥40.5	¥40.4	(0.3)%

	(Billions of dollars)
	March 31, 2025	September 30, 2025	% Change from March 31, 2025
Assets under administration (Nomura Bank (Luxembourg) S.A.)	$56.6	$60.2	6.4%

•	Loan Outstanding (The Nomura Trust and Banking Co., Ltd.)

Loan Outstanding (The Nomura Trust and Banking Co., Ltd.) represents the total outstanding balance of loans extended by The Nomura Trust and Banking Co., Ltd. (“NTB”) to individual and corporate customers. NTB’s primary loan products are securities-backed loans, with flagship offerings comprising PB (Private Banking) Loans—provided in person to high-net-worth clients—and Nomura Web Loan, which enables borrowers to complete lending and repayment entirely via an online banking service. This figure corresponds to the figure for “Loans” disclosed on the asset side of NTB’s standalone balance sheet. Such figure is disclosed on the basis of regulatory standards based on accounting principles generally accepted in Japan and does not necessarily correspond to “Loans receivable” as disclosed by NHI on its consolidated balance sheet, which is prepared on the basis of accounting principles generally accepted in the United States. Driven by new customer acquisition and marketing initiatives, Loan Outstanding (The Nomura Trust and Banking Co., Ltd.) was ¥1,093 billion as of September 30, 2025, an increase of 4.7% from ¥1,044 billion as of March 31, 2025.

•	Investment Trust balance (The Nomura Trust and Banking Co., Ltd.)

Investment Trust balance (The Nomura Trust and Banking Co., Ltd.) represents the total portion of assets under custody represented by investment trusts for which NTB serves as trustee. Investment Trust balance (The Nomura Trust and Banking Co., Ltd.) fluctuates based on net inflows/outflows (the difference between subscriptions and redemptions) as well as changes in asset prices. Note that this KPI is calculated as the total net asset value of each fund as of its respective most recent fiscal period end. Such fiscal period end may not align with the date shown, and, for funds with only annual or semi-annual accounting, such period-end may not have occurred, and the amount may not have been updated, during the relevant quarter. The amount shown corresponds to the figure for “Investment Trusts” disclosed on the liability side of NTB’s standalone Statement of Trust Account. Such figure, which is disclosed on the basis of Japanese regulatory standards, is not included in NHI’s consolidated balance sheet. As of September 30, 2025, Investment Trust balance (The Nomura Trust and Banking Co., Ltd.) was ¥40.4 trillion, broadly unchanged from ¥40.5 trillion as of March 31, 2025, remaining at a high level.

•	Assets under administration (Nomura Bank (Luxembourg) S.A.)

Assets under administration (Nomura Bank (Luxembourg) S.A.) represents the aggregate balance of Cayman Islands- and Luxembourg-domiciled investment trusts and other funds for which Nomura Bank (Luxembourg) S.A. is responsible for calculating the net asset value, accounting treatment, order processing, nominee management, and preparing various reports. Assets under administration (Nomura Bank (Luxembourg) S.A.) fluctuates based on net inflows/outflows (the difference between subscriptions and redemptions) as well as changes in asset prices. As of September 30, 2025, Assets under administration (Nomura Bank (Luxembourg) S.A.) was $60.2 billion, an increase of 6.4% from $56.6 billion as of March 31, 2025. Inflows into both public and private-placement funds investing in private assets have expanded, driving the increase in Assets under administration (Nomura Bank (Luxembourg) S.A.).

Current Challenges

The significant change to our current challenges on operating and financing activities that arose during the six months ended September 30, 2025 and until the submission date of this report are as follows:

• Investment Management Division

On April 22, 2025, Nomura entered into a share purchase agreement to acquire all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à.r.l., and Macquarie Investment Management Holdings (Austria) GmbH. The legal transfer of these interests and control of these companies were completed on December 1, 2025. Please refer to Note 18 “Subsequent events” in our interim consolidated financial statements included within this report for the details of the transaction.

Overview

The following table provides selected consolidated statements of income information for the six months ended September 30, 2024 and 2025.

	Millions of yen except percentages
	Six months ended September 30
	2024	2025	% Change from previous year
Non-interest revenues:
Commissions	¥204,113	¥205,655	0.8%
Fees from investment banking	94,586	82,911	(12.3)
Asset management and portfolio service fees	184,181	195,342	6.1
Net gain on trading	279,705	314,183	12.3
Gain on private equity and debt investments	4,751	10,700	125.2
Gain (loss) on investments in equity securities	(1,112)	3,988	—
Other	141,719	202,631	43.0

Total non-interest revenues	907,943	1,015,410	11.8
Net interest revenue	29,826	23,367	(21.7)

Net revenue	937,769	1,038,777	10.8
Non-interest expenses	701,828	741,850	5.7

Income before income taxes	235,941	296,927	25.8
Income tax expense	66,802	93,660	40.2

Net income	¥169,139	¥203,267	20.2%

Less: Net income attributable to noncontrolling interests	1,814	6,624	265.2

Net income attributable to NHI shareholders	¥167,325	¥196,643	17.5%

Return on shareholders’ equity (annualized)(1)	10.1%	11.3%

(1)	Calculated as Net income attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.

Net revenue increased from the six months ended September 30, 2024 to the six months ended September 30, 2025. Commissions increased primarily due to an increase in brokerage commissions. Fees from investment banking decreased primarily due to a decrease in public offering transactions. Net gain on trading increased primarily due to strong performance in equity business. Gain on private equity and debt investments increased primarily due to the increase of fair value of Nomura Capital Partners Co., Ltd.’s investee companies and gains on the investee company IPO. Other increased primarily due to a gain from the sale of certain owned land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo.

Net interest revenue is a function of the level and the mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale division in particular, we view Net interest revenue and Non-interest revenues in aggregate.

Non-interest expenses increased from the six months ended September 30, 2024 for the six months ended September 30, 2025.

We are subject to a number of different taxes in Japan and have adopted the Group Tax Sharing system under Japanese tax law. The Group Tax Sharing system only imposes a national tax. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.

For the six months ended September 30, 2024, the difference between the effective statutory tax rate of 31% and the effective tax rate of 28.3% was mainly due to decrease in valuation allowance, whereas non-deductible expenses increased the effective tax rate.

For the six months ended September 30, 2025, the difference between the effective statutory tax rate of 31% and the effective tax rate of 31.5% was mainly due to non-deductible expenses, whereas different tax rate applicable to income (loss) of foreign subsidiaries decreased the effective tax rate.

Results by business segment

Wealth Management

In our Wealth Management Division, our sales activities focus on providing consultation services and investment proposals to clients for which we receive commissions and fees. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

	Millions of yen
	Six months ended September 30
	2024	2025	% Change from previous year
Non-interest revenues	¥216,885	¥215,552	(0.6)%
Net interest revenue	5,132	6,719	30.9

Net revenue	222,017	222,271	0.1
Non-interest expenses	136,578	137,993	1.0

Income before income taxes	¥85,439	¥84,278	(1.4)%

Net revenue increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Non-interest expenses increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Income before income taxes decreased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

The following table presents a breakdown of Wealth Management non-interest revenues for the six months ended September 30, 2024 and 2025.

	Millions of yen
	Six months ended September 30
	2024	2025	% Change from previous year
Commissions	¥93,167	¥98,212	5.4%
Brokerage commissions	36,799	40,988	11.4
Commissions for distribution of investment trusts	34,281	28,484	(16.9)
Other commissions	22,087	28,740	30.1
Net gain on trading	30,139	24,245	(19.6)
Fees from investment banking	14,972	9,186	(38.6)
Asset management fees	76,486	81,608	6.7
Others	2,121	2,301	8.5

Non-interest revenues	¥216,885	¥215,552	(0.6)%

Commissions increased from the six months ended September 30, 2024 to the six months ended September 30, 2025, primarily due to an increase in brokerage commissions. Net gain on trading decreased from the six months ended September 30, 2024 to the six months ended September 30, 2025. Fees from investment banking decreased from the six months ended September 30, 2024 to the six months ended September 30, 2025, primarily due to decrease in public offering transactions. Asset management fees increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Wealth Management Client Assets

The following table presents the amounts and details of Wealth Management client assets as of March 31, 2025 and September 30, 2025.

	Trillions of yen
	From March 31, 2025 to September 30, 2025
	Balance as of March 31, 2025	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance as of September 30, 2025
Equities	¥92.2	¥12.4	¥(12.7)	¥14.3	¥106.2
Debt securities	20.7	10.0	(8.0)	(1.1)	21.6
Stock investment trusts	13.3	1.8	(1.7)	1.8	15.2
Bond investment trusts	6.7	0.5	0.0	0.0	7.2
Overseas mutual funds	2.0	0.1	(0.0)	0.0	2.1
Others	8.9	1.0	(0.4)	0.5	10.0

Total	¥143.8	¥25.8	¥(22.8)	¥15.5	¥162.3

Wealth Management client assets increased by ¥18.5 trillion from ¥143.8 trillion as of March 31, 2025 to ¥162.3 trillion as of September 30, 2025. The balances of our clients’ equity and equity-related products was ¥92.2 trillion as of March 31, 2025 and ¥106.2 trillion as of September 30, 2025. The balances of our clients’ investment trusts and mutual funds increased by ¥2.5 trillion from ¥22.0 trillion as of March 31, 2025 to ¥24.5 trillion as of September 30, 2025.

Investment Management

Our Investment Management Division is conducted through Nomura Asset Management Co., Ltd. and other investment and asset management subsidiaries. We earn portfolio management fees through the development and management of collective investment schemes such as investment trusts, provide investment advisory services for pension funds and other institutional clients. We also provide private equity/debt strategies as well as product offering platform that invests in tangible assets such as infrastructure, real estate and aircraft. Our revenue also includes investment gain/loss related to our investments in American Century Investments and in other investment businesses.

	Millions of yen
	Six months ended September 30
	2024	2025	% Change from previous year
Non-interest revenues	¥105,150	¥114,308	8.7%
Net interest revenue	(1,393)	(2,909)	—

Net revenue	103,757	111,399	7.4
Non-interest expenses	48,643	59,161	21.6

Income before income taxes	¥55,114	¥52,238	(5.2)%

Net revenue increased from the six months ended September 30, 2024 to the six months ended September 30, 2025 primarily due to an increase in management fee revenue in the asset management businesses.

Non-interest expenses increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

The breakdown of net revenue for Investment Management is as follows:

	Millions of yen
	Six months ended September 30
	2024	2025
Business revenue(1)	¥78,475	¥84,696
Investment gain/ loss(2)	25,282	26,703

Net revenue	¥103,757	¥111,399

(1)

Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)

Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments and our investments held in our private equity and other investment businesses.

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2025 and September 30, 2025. Gross outflows include outflow from distribution.

	Billions of yen
	From March 31, 2025 to September 30, 2025
	Balance as of March 31, 2025	Adjustment in beginning balance(1)	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance as of September 30, 2025
Nomura Asset Management Co. , Ltd.	¥88,050	¥—	¥17,364	¥(18,114)	¥12,429	¥99,729
Nomura Corporate Research and Asset Management Inc. etc	5,546	3,124	617	(467)	530	9,350

Combined total	93,596	3,124	17,981	(18,581)	12,959	109,079
Shared across group companies	(4,258)	(3,124)	(520)	657	(585)	(7,830)

Total	¥89,338	¥—	¥17,461	¥(17,924)	¥12,374	¥101,249

(1)

Combined total of Nomura Corporate Research and Asset Management Inc. etc and Shared across group companies increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting Co., Ltd. to the Investment Management Division effective April 1, 2025.

Assets under management increased primary due to market factors from the year ended March 31, 2025 to the six months ended September 30, 2025.

The following table shows Nomura Asset Management Co., Ltd.’s market share, in terms of net asset value, in the Japanese Asset management market as of March 31, 2025 and September 30, 2025.

	March 31 2025	September 30 2025
Total of publicly offered investment trusts	25%	24%
Equity investment trusts	24%	23%
Debt investment trusts	44%	44%

On April 22, 2025, Nomura entered into a share purchase agreement to acquire all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à.r.l., and Macquarie Investment Management Holdings (Austria) GmbH (“Macquarie acquisition”). The legal transfer of these interests and control of these companies were completed on December 1, 2025. Please refer to Note 18 “Subsequent events” in our interim consolidated financial statements for the details of the transaction.

The Macquarie acquisition will be accounted for as a business combination in accordance with ASC 805 “Business Combinations,” and as a result of this acquisition, Nomura will recognize goodwill and certain intangible assets.

Wholesale

In Wholesale, we are engaged in the sales and trading of debt securities and equity securities and currencies on a global basis to various institutions, providing investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and investing in private equity businesses with the goal of maximizing returns on these investments by increasing the corporate value of investee companies.

	Millions of yen
	Six months ended September 30
	2024	2025	% Change from previous year
Non-interest revenues	¥493,208	¥530,373	7.5%
Net interest revenue	15,019	9,882	(34.2)

Net revenue	508,227	540,255	6.3
Non-interest expenses	441,812	445,207	0.8

Income before income taxes	¥66,415	¥95,048	43.1%

Net revenue increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Non-interest expenses increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

The following table presents a breakdown of net revenue for Wholesale for the six months ended September 30, 2024 and 2025.

	Millions of yen
	Six months ended September 30
	2024	2025	% Change from previous year
Global Markets	¥428,723	¥458,823	7.0%
Investment Banking	79,504	81,432	2.4

Net revenue	¥508,227	¥540,255	6.3%

Global Markets net revenue was ¥458.8 billion. Fixed Income net revenue decreased from ¥253.5 billion for the six months ended September 30, 2024 to ¥246.7 billion for the six months ended September 30, 2025 mainly due to macro products slow down. Equities net revenue increased from ¥175.2 billion for the six months ended September 30, 2024 to ¥212.1 billion for the six months ended September 30, 2025 due to strong performances in equity products. Investment banking net revenue was ¥81.4 billion.

Banking

The Banking Division comprises The Nomura Trust and Banking Co., Ltd. (“NTB”) and Nomura Bank (Luxembourg) S.A. (“NBL”). The division conducts (i) the banking business, under which funds procured primarily through deposits and other funding sources are deployed to loans and investments in securities to generate interest income, and (ii) the trust and agency business, under which fee and commission income is earned by providing asset administration and related services to clients, including investment trusts.

	Millions of yen
	Six months ended September 30
	2024	2025	% Change from previous year
Non-interest revenues	¥18,043	¥20,461	13.4%
Net interest revenue	5,434	5,235	(3.7)

Net revenue	23,477	25,696	9.5
Non-interest expenses	14,832	18,902	27.4

Income before income taxes	¥8,645	¥6,794	(21.4)%

Net revenue increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Non-interest expenses increased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

Income before income taxes decreased from the six months ended September 30, 2024 to the six months ended September 30, 2025.

The following table presents select figures from NTB’s non-consolidated balance sheet as of the dates shown, which has been prepared in accordance with accounting principles generally accepted in Japan and with regulatory requirements applicable to NTB, and is not directly comparable to Nomura’s consolidated balance sheets, which are prepared in accordance with accounting principles generally accepted in the United States.

	Billions of yen
	March 31, 2025	September 30, 2025
Assets
Securities	¥310.7	¥364.8
Loans(1)	1,044.4	1,093.4

Total assets	2,075.4	2,238.2

Liabilities
Deposits	¥1,357.3	¥1,361.6

NTB’s total assets were ¥2.2 trillion as of September 30, 2025, an increase of 7.8% from ¥2.1 trillion as of March 31, 2025. During this period, Loans increased by 4.7%, primarily driven by new customer acquisition and advertising and promotional activities, and Securities increased by 17.4%.

(1) The total balance of loans originated by NTB, such as private banking loans and the “Nomura Web Loan” securities-backed loan product. Such figure does not necessarily correspond to “Loans receivable” as disclosed by Nomura on its consolidated balance sheets.

The following table presents NTB’s trust assets as of the dates shown. These figures represent preliminary estimates as of the date hereof and are subject to revision.

	Billions of yen
	March 31, 2025	September 30, 2025
Designated money trusts	¥404.9	¥432.5
Specified money trusts	4,417.8	4,564.7
Pension trusts	0.8	0.8
Investment trusts	40,541.4	40,421.9
Pecuniary trusts other than money trusts	1,064.7	1,096.3
Securities trusts	3,754.7	5,201.7
Money claim trusts	0.8	0.7
Composite trusts	1,111.7	1,074.9

Total	¥51,296.8	¥52,793.5

Total trust assets were ¥52.8 trillion as of September 30, 2025, an increase of 2.9% from ¥51.3 trillion as of March 31, 2025. During this period, Investment trusts remained at high levels, and Securities trusts increased by 38.5%.

The following table presents a breakdown of NBL’s Assets under administration by source as of the dates shown, distinguishing amounts entrusted by (i) the Nomura Group and (ii) clients other than the Nomura Group (“Other Clients”).

	Billions of USD
	March 31, 2025	September 30, 2025
Nomura Group	$29.9	$32.1
Other Clients	26.7	28.1

Total	$56.6	$60.2

NBL’s Assets under administration was $60.2 billion as of September 30, 2025, an increase of 6.4% from $56.6 billion as of March 31, 2025. During this period, amounts entrusted by the Nomura Group increased by 7.4%, while amounts entrusted by Other Clients increased by 5.2%.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 17 “Segment and geographic information” in our interim consolidated financial statements.

Net revenue was ¥82,284 million for the six months ended September 30, 2024 and ¥137,526 million for the six months ended September 30, 2025 mainly due to a gain of ¥56,144 million from the sale of certain owned land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo. Non-interest expenses were ¥59,963 million for the six months ended September 30, 2024 and ¥80,587 million for the six months ended September 30, 2025. Income before income taxes in other operating results was ¥22,321 million for the six months ended September 30, 2024 and ¥56,939 million for the six months ended September 30, 2025.

Other operating results for the six months ended September 30, 2025 include gains from changes in the fair value of derivative liabilities of ¥0.2 billion attributable to the change in Nomura’s own creditworthiness and gains from changes in counterparty credit spreads of ¥0.5 billion.

Number of Employees

The following table presents the number of our employees as of September 30, 2024 and 2025.

	September 30
	2024	2025
Japan	15,045	15,144
Europe	3,111	3,173
Americas	2,502	2,450
Asia and Oceania	6,724	7,109

Total	27,382	27,876

Summary of Regional Contributions

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 17

“Segment and geographic information” in our interim consolidated financial statements.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than Japanese Yen—most significantly, U.S. Dollars, British Pounds and Euros. We prepare financial statements of each of our consolidated subsidiaries in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary.

Critical Accounting Policies and Estimates

Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this report and which require the most difficult, subjective and complex judgments by our management to develop estimates used in the application of these policies. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of information available at the time. Actual results in future reporting periods may differ from these estimates, which could have a material impact on our consolidated financial statements.

The following table summarizes the critical accounting policy which has the most significant impact on our consolidated financial statements for the six months ended September 30, 2025. The table also identifies the critical accounting estimates inherent within application of the policy, the nature of the estimates, the underlying assumptions and judgments made by our management during the six months ended September 30, 2025 to derive those estimates and the financial impact had we applied different estimates or assumptions during the six months ended September 30, 2025. See Note 1 “Summary of Accounting Policies” in our consolidated financial statements included in this report for more information on the critical accounting policy we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how the critical accounting policy and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the six months ended September 30, 2025
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments

A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/models and other assumptions that require judgment.

This may affect the amount and timing of unrealized gains or losses recognized in the consolidated statements of income or accumulated other comprehensive income for a particular financial instrument.

Selection of appropriate valuation techniques

•

For financial instruments measured at fair values where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair values of these financial instruments.

•

For financial instruments where such quoted prices are not available, fair values of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•

Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market based unobservable inputs.

•

For these instruments, fair value is determined based on management’s judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific instruments.

See Note 2 “Fair value measurements” for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

Level 3 financial assets (net of derivative liabilities) increased from ¥1,330 billion as of March 31, 2025 to ¥1,409 billion as of September 30, 2025. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 6 % as of September 30, 2025 (6% as of March 31, 2025.)

See Note 2“Fair Value measurements” for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and other counterparties in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table presents our exposure to leveraged finance transactions, separately showing funded and unfunded commitments by geographic location of the target company as of September 30, 2025.

	Millions of yen
	September 30, 2025
	Funded	Unfunded	Total
Europe	¥30,001	¥244,662	¥274,663
Americas	26,774	229,842	256,616
Asia and Oceania	8,335	52,601	60,936

Total	¥65,110	¥527,105	¥592,215

Special Purpose Entities (“SPEs”)

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 7 “Securitizations and Variable Interest Entities” included in our interim consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements recently adopted” in our interim consolidated financial statements.

Deferred Tax Assets Information

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of September 30, 2025, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

Millions of yen
September 30, 2025
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥39,916
Investments in subsidiaries and affiliates	492
Valuation of financial instruments	118,895
Accrued pension and severance costs	7,395
Other accrued expenses and provisions	91,558
Operating losses	461,783
Lease liabilities	45,299
Other	18,520

Gross deferred tax assets	783,858
Less—Valuation allowances	(585,105)

Total deferred tax assets	198,753

Deferred tax liabilities
Investments in subsidiaries and affiliates	123,206
Valuation of financial instruments	95,325
Undistributed earnings of foreign subsidiaries	3,218
Valuation of fixed assets	23,106
Right-of-use assets	40,564
Other	6,243

Total deferred tax liabilities	291,662

Net deferred tax assets (liabilities)	¥(92,909)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

Legal Proceedings

For a discussion of our litigation and related matters, see Note 16 “Commitments, contingencies and guarantees” in our interim consolidated financial statements.

Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and the net stable funding ratio issued by the Financial Services Agency (“FSA”).

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over group liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2025, our liquidity portfolio was ¥10,877.6 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2025 and September 30, 2025 and averages maintained for the years ended March 31, 2025 and September 30, 2025. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2025	March 31, 2025	Average for six months ended September 30, 2025	September 30, 2025
Cash, cash equivalents and time deposits(1)	¥4,395.5	¥4,196.3	¥5,046.4	¥5,487.9
Government securities	4,765.2	5,475.4	4,886.5	4,853.0
Others(2)	501.3	485.0	568.7	536.7

Total liquidity portfolio	¥9,662.0	¥10,156.7	¥10,501.6	¥10,877.6

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2025 and September 30, 2025 and averages maintained for the years ended March 31, 2025 and September 30, 2025. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2025	March 31, 2025	Average for six months ended September 30, 2025	September 30, 2025
Japanese Yen	¥2,522.7	¥2,868.2	¥3,378.9	¥3,599.3
U.S. Dollar	4,912.4	4,840.2	4,701.0	4,862.7
Euro	1,101.3	1,234.6	1,230.3	1,223.0
British Pound	667.1	662.5	628.3	665.3
Others(1)	458.4	551.2	563.1	527.3

Total liquidity portfolio	¥9,662.0	¥10,156.7	¥10,501.6	¥10,877.6

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co., Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2025 and September 30, 2025.

	Billions of yen
	March 31, 2025	September 30, 2025
NHI and NSC(1)	¥2,439.4	¥3,279.6
Major broker-dealer subsidiaries	4,219.8	4,042.9
Bank subsidiaries(2)	1,784.4	1,514.6
Other affiliates	1,713.1	2,040.5

Total liquidity portfolio	¥10,156.7	¥10,877.6

(1)

NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank (Luxembourg) S.A.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥4,002.7 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of September 30, 2025 was ¥14,880.3 billion, which represented 294.3% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2025	September 30, 2025
Net liquidity value of other unencumbered assets	¥2,432.2	¥4,002.7
Liquidity portfolio	10,156.7	10,877.6

Total	¥12,588.9	¥14,880.3

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 66.6% of total long-term debt outstanding as of September 30, 2025 from 62.4% as of March 31, 2025.

3.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings and long-term bank borrowings maturing within one year, other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2025 and September 30, 2025.

	Billions of yen
	March 31, 2025	September 30, 2025
Short-term bank borrowings	¥369.2	¥337.4
Other loans	304.4	286.2
Commercial paper	113.8	93.4
Deposits at banking entities	2,371.4	2,479.7
Certificates of deposit	262.8	342.9
Debt securities maturing within one year	1,380.7	1,516.1

Total short-term unsecured debt	¥4,802.3	¥5,055.7

3.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, Nomura International Funding Pte. Ltd. and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2025 and September 30, 2025.

	Billions of yen
	March 31, 2025	September 30, 2025
Long-term deposits at banking entities	¥471.4	¥465.5
Long-term bank borrowings	3,272.8	3,366.7
Other loans	306.0	562.1
Debt securities(1)	6,757.2	7,488.0

Total long-term unsecured debt	¥10,807.4	¥11,882.3

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under Accounting Standard Codification (“ASC”) 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3 Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 5.4 years as of September 30, 2025. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 8.7 years as of September 30, 2025. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings was 7.1 years as of September 30, 2025.

3.4 Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, please refer to Note 5 “Collateralized transactions” in our interim consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured financing or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of September 30, 2025, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed Contingency Funding Plan (“CFP”) to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our CFP, we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at group and regional level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our CFP for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision”. To complement these principles, the Committee has further strengthened its liquidity risk management framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by FSA (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended September 30, 2025 was 216.5%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by FSA (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of September 30, 2025 was compliant with the regulatory requirements.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the six months ended September 30, 2024, we recorded net cash outflows from operating activities and investing activities and net cash inflows from financing activities. For the six months ended September 30, 2025, we recorded net cash outflows from investing activities and net cash inflows from operating activities and financing activities as discussed in the comparative analysis below.

The following table presents the key information on our consolidated cash flows for the six months ended September 30, 2024 and 2025.

	Billions of yen
	Six months ended September 30
	2024	2025
Net cash provided by (used in) operating activities	¥(369.1)	¥942.8
Net income	169.1	203.3
Trading assets and private equity and debt investments	(3,380.4)	(2,428.0)
Trading liabilities	911.9	2,050.4
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,804.9	45.8
Securities borrowed, net of securities loaned	84.6	450.2
Other net operating cash flow reconciling items	40.8	621.1
Net cash used in investing activities	(203.7)	(342.2)
Net cash inflows/ (outflows) from time deposits	(40.4)	104.9
Net cash outflows from loans	(117.3)	(326.9)
Net cash outflows from non-trading debt securities	(3.1)	(97.3)
Other net investing cash outflows	(42.9)	(22.9)
Net cash provided by financing activities	1,211.5	835.4
Net cash inflows from long-term borrowings	843.3	824.5
Net cash outflows from short-term borrowings	(87.0)	(22.0)
Net cash inflows from deposits received at banks	554.0	132.1
Other net financing cash outflows	(98.8)	(99.2)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(109.8)	7.1

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	528.8	1,443.1
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	4,299.0	4,425.4

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥4,827.8	¥5,868.6

For more detailed information, see the consolidated statements of cash flows in our interim consolidated financial statements included within this report.

For the six months ended September 30, 2025, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥1,443.1 billion to ¥5,868.6 billion. There were net cash inflows of ¥835.4 billion from financing activities, primarily due to net cash inflows of ¥824.5 billion by an increase in Net cash inflows from long-term borrowings. There were net cash outflows of ¥342.2 billion from investing activities, primarily due to net cash outflows of ¥326.9 billion by an increase in Net cash outflows from loans. There were net cash inflows of ¥942.8 billion from operating activities, primarily due to net cash inflows of ¥2,050.4 billion from an increase in Trading liabilities, offset against net cash outflows of ¥2,428.0 billion from an increase in Trading assets and private equity and debt investments.

For the six months ended September 30, 2024, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥528.8 billion to ¥4,827.8 billion. There were net cash inflows of ¥1,211.5 billion from financing activities, primarily due to net cash inflows of ¥843.3 billion by an increase in Net cash inflows from long-term borrowings. There were net cash outflows of ¥203.7 billion from investing activities, primarily due to net cash outflows of ¥117.3 billion by an increase in Net cash outflows from loans. There were net cash outflows of ¥369.1 billion from operating activities, primarily due to net cash outflows of ¥3,380.4 billion from an increase in Trading assets and private equity and debt investments, offset against net cash inflows of ¥1,804.9 billion from a decrease in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase.

Balance Sheet and Financial Leverage

Total assets as of September 30, 2025, were ¥60,367.7 billion, an increase of ¥3,565.5 billion compared with ¥56,802.2 billion as of March 31, 2025, primarily due to an increase in Trading assets. Total liabilities as of September 30, 2025, were ¥56,759.0 billion, an increase of ¥3,537.9 billion compared with ¥53,221.2 billion as of March 31, 2025, primarily due to an increase in Trading liabilities. NHI shareholders’ equity as of September 30, 2025, was ¥3,485.3 billion, an increase of ¥14.4 billion compared with ¥3,470.9 billion as of March 31, 2025, primarily due to an increase in Retained earnings.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2025 and September 30, 2025.

	Billions of yen, except ratios
	March 31, 2025		September 30, 2025
NHI shareholders’ equity	¥3,470.9		¥3,485.3
Total assets	56,802.2		60,367.7
Adjusted assets(1)	38,138.6		42,540.2
Leverage ratio (2)	16.4	x	17.3	x
Adjusted leverage ratio(3)	11.0	x	12.2	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31, 2025	September 30, 2025
Total assets	¥56,802.2	¥60,367.7
Less:
Securities purchased under agreements to resell	14,004.8	13,400.6
Securities borrowed	4,658.8	4,426.9

Adjusted assets	¥38,138.6	¥42,540.2

Total assets increased by 6.3% reflecting primarily an increase in Trading assets. NHI shareholders’ equity increased by 0.4% primarily due to an increase in Retained earnings. As a result, our leverage ratio rose from 16.4 times as of March 31, 2025 to 17.3 times as of September 30, 2025.

Adjusted assets increased primarily due to an increase in Trading assets. As a result, our adjusted leverage ratio rose from 11.0 times as of March 31, 2025 to 12.2 times as of September 30, 2025.

Capital Management

Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

Dividends

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of ¥27 per share to shareholders of record as of September 30, 2025.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2021	¥—	¥20.00	¥—	¥15.00	¥35.00
2022	—	8.00	—	14.00	22.00
2023	—	5.00	—	12.00	17.00
2024	—	8.00	—	15.00	23.00
2025	—	23.00	—	34.00	57.00
2026	—	27.00	—

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. Since March 2025, we have been calculating our consolidated capital adequacy ratio in accordance with revisions to the Capital Adequacy Notice on Final Designated Parent Company, mainly reflecting the substantial additions to the scope of risk asset measurement introduced by the Basel III Rules Final and the Minimum Capital Requirements for Market Risk.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of September 30, 2025, our common equity Tier 1 capital ratio is 13.00%, Tier 1 capital ratio is 15.24% and consolidated capital adequacy ratio is 15.82% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company etc. (required level including applicable minimum consolidated capital buffers as of September 30, 2025 is 7.72% for the common equity Tier 1 capital ratio, 9.22% for the Tier 1 capital ratio and 11.22% for the consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalization Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of September 30, 2025, our external TLAC as a percentage of risk-weighted assets is 26.62% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios, consolidated leverage ratio and External TLAC ratios as of March 31, 2025 and September 30, 2025.

	Billions of yen, except ratios
	March 31, 2025	September 30, 2025
Common equity Tier 1 capital	¥3,122.5	¥3,047.2
Tier 1 capital	3,499.5	3,573.6
Total capital	3,500.1	3,708.7
Risk-Weighted Assets
Credit risk-weighted assets	11,561.2	12,966.5
Market risk equivalent assets	6,239.2	6,727.1
Operational risk equivalent assets	3,696.2	3,745.1

Total risk-weighted assets	¥21,496.6	¥23,438.6

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	14.52%	13.00%
Tier 1 capital ratio	16.27%	15.24%
Consolidated capital adequacy ratio	16.28%	15.82%
Consolidated Leverage Ratio	5.16%	4.94%
External TLAC Ratios
Risk-weighted assets basis	28.11%	26.62%
Leverage ratio exposure measure basis	9.93%	9.68%

Since the end of March 2011, we have been calculating credit risk-weighted assets by using the foundation Internal Ratings-Based Approach with the approval of the FSA. In according with Basel III, we have been calculating market risk equivalent assets by using both of the Internal Model Approach and the Standardized Approach, and operational risk equivalent assets by the Standardized Approach since March 2025.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019, in accordance with the Notice on Pillar3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the COVID-19 pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020. In July 2022, the FSA published further amendments to the Notice on Consolidated Leverage Ratio to raise the required level of leverage ratio from 3.0% to 3.15% after April 2024, while excluding the outstanding deposits with the Bank of Japan from the exposure measure as set forth in the previous amendment. As of September 30, 2025, our consolidated leverage ratio is 4.94%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of September 30, 2025, our external TLAC as a percentage of leverage ratio exposure measure is 9.68% and we are in compliance with the requirement set out in the TLAC Notification.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Regulatory changes which affect us

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for over-the-counter derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a liquidity standard including a 30-day liquidity coverage ratio as well as the net stable funding ratio to measure stability of financing structure. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The group of G-SIBs have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIBs. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with 3-year transitional arrangement.

In November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese G-SIBs and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a G-SIB as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024 (which 6.75% was increased, pursuant to recent amendment to the TLAC regulations in Japan, to 7.1% from April 1, 2024).

Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e. the FSA), although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.

To implement this Single Point of Entry resolution strategy effectively, the FSA requires holding companies of the TLAC Covered SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, the TLAC Covered SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings

We obtain credit ratings on our long-term and short-term debt from S&P Global Ratings, Moody’s Investors Service, Fitch Ratings, Rating and Investment Information, Inc. and Japan Credit Rating Agency.

As of September 30, 2025, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+
Moody’s Investors Service	—	Baa1
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co. , Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A-
Moody’s Investors Service	P-2	A3
Fitch Ratings	F1	A-
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 7 “Securitizations and Variable Interest Entities” in our interim consolidated financial statements.

Contractual Obligations

On April 22, 2025, Nomura entered into a share purchase agreement to acquire all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à.r.l., and Macquarie Investment Management Holdings (Austria) GmbH (“Macquarie acquisition”). The legal transfer of these interests and control of these companies were completed on December 1, 2025. Please refer to Note 18 “Subsequent events” in our interim consolidated financial statements for the details of the transaction.

The Macquarie acquisition will be accounted for as a business combination in accordance with ASC 805 “Business Combinations,” and as a result of this acquisition, Nomura will recognize goodwill and certain intangible assets. The outstanding commitment under this agreement as of September 30, 2025 is included in commitments to invest. Please refer to Note 16 “Commitments, contingencies and guarantees” in our interim consolidated financial statements.

Since March 31, 2025, there have been no other material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings and contractual interest payments, operating lease commitments, finance lease commitments, purchase obligations, commitments to extend credit and commitments to invest in partnerships.

For further details on our commitments, contingencies and guarantees, see Note 16 “Commitments, contingencies and guarantees” in our interim consolidated financial statements.

Other Information—Related Party Transaction

On April 10, 2025, Nomura sold certain land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo. For details on the transaction, please refer to Note 17 “Segment and geographic information” in our interim consolidated financial statements. Nomura believes that the transaction was conducted on market-based commercial terms, and that the price paid to Nomura represented fair market value of the sold land and buildings.

Quantitative and Qualitative Disclosures about Market, Credit and Other Risk

Overview of Risk Management

The business activities of Nomura Group are exposed to various risks, including market risk, credit risk, operational risk, and other risks arising from external factors. Below is an outline of our risk management framework.

Risk Characteristics

Nomura recognizes that unexpected losses from business operations may erode the capital of Nomura Group due to various risks, including market risk, credit risk, operational risk, and model risk. Additionally, liquidity risk may arise if a decline in the Group’s creditworthiness or adverse market conditions make it difficult to secure necessary funding. Furthermore, strategic risk could affect current and future earnings, capital, liquidity, enterprise value, and the reputation of Nomura Group due to poor management decisions, hasty or mistaken business advancements, or inaction in response to changes within the industry or external environment. Additional risks that may affect Nomura are described in “Risk Factors” and in Item 3. D of our annual report on Form 20-F for the year ended March 31, 2025.

Risk Management Policy

Nomura’s fundamental principle is that all employees should regard themselves as principals of risk management and actively engage in the management of risks at all organizational levels. Nomura’s aim is to promote a proactive risk management culture throughout the organization and to limit risks within its defined risk appetite.

Risk Management Procedures

•	Nomura calculates, aggregates, reports, and monitors management information related to risk to support sound decision-making.

•	The Risk Management Division and Finance Division are responsible for regularly compiling the status of positions in line with risk appetite and ensuring appropriate data management.

•	Management information spans various risk categories and is produced using multiple risk management techniques.

•	The risk management framework consists of risk appetite, governance and oversight, management of financial resources, management of risk categories, and processes to measure and control risks.

Overview of Risk Management Structure

Nomura has established a framework designed to manage its risk aimed at maintaining financial soundness and enhancing enterprise value.

Three Line of Defense Framework:

•	First Line of Defense: All executives and employees in the front office are primarily responsible for risk management.

•	Second Line of Defense: The risk management department supports and monitors first line activities and reports to senior management.

•	Third Line of Defense: The independent internal audit department examines and evaluates risk management activities and reports findings to the Audit Committee.

Setting Risk Appetite:

Based on its management strategy, Nomura determines the types and levels of risk it is willing to assume and reviews these regularly. Nomura’s Risk Appetite is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the EMB for approval. It is then to be further reviewed at the Board Risk Committee (the “BRC”) based on the BRC’s authority to consent to the relevant proposal raised by the executive side.

Limit Frameworks

The establishment of robust limit monitoring and management is central to the appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day operations of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across risk categories such as market risk, credit risk and model risk.

Committee Governance

Nomura has the EMB as a body to deliberate on or determine management strategy, the allocation of the management resources and important management matters of Nomura. The Group Risk Management Committee (the “GRMC”) operates, upon delegation from the EMB, for the purpose of deliberating on or determining important matters concerning enterprise risk management of Nomura and thereby assuring the sound and effective management of Nomura’s businesses. The GRMC consists of the Group CEO, one representative executive officer other than the Group CEO appointed by the Committee Chairman, Chief Compliance Officer, the CRO, the CFO, Division Heads and persons designated by the Committee Chairman as the members of the Committee. An organizational framework and committee structure is in place to facilitate effective business operations and management of the firm’s risks.

Please also refer to Item 6.C. “Board Practices.—Information Concerning Directors” in our annual report on Form 20-F for the year ended March 31, 2025 for a description of the respective roles of the Board of Directors and the Board Risk Committee in risk management.

Risk Categories

Nomura categorizes risks as follows and has established departments to manage each type:

•	Financial Risk: Credit risk, market risk, model risk

•	Non-Financial Risk: Operational risk, reputational risk

•	Liquidity Risk: Liquidity risk

•	Other Risks: ESG (Environmental, Social, Governance), strategic risk and other risks

Financial and non-financial risk are described in more detail below. For further information on funding and liquidity risk management, see “Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements”.

Credit Risk

Risk Characteristics

Credit risk is defined as the risk of loss arising from an obligor’s default, insolvency, or legal proceedings that prevent the obligor from fulfilling its contractual obligations according to the agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through CVA associated with deterioration in the creditworthiness of a counterparty.

Risk Management Policy

Nomura has designed a risk management framework designed to allow it to take on appropriate credit risk in alignment with its risk appetite.

•

Credit Risk Management (“CRM”) expresses the creditworthiness of a counterparty or debtor by assigning internal ratings based on the results of individual credit analyses. These internal ratings are linked to the probability of default and are used to calculate the amount of credit risk-weighted assets.

•	Credit exposures arising from counterparties are managed through credit limits set based on internal ratings.

The scope of credit risk management includes transactions with counterparties, as well as loans, private equity investments, fund investments, investment securities, and various bonds and equities that are deemed to require credit risk management. Nomura’s credit risk primarily arises from derivative transactions and securities lending transactions.

Procedures

Credit risk management at Nomura is conducted through the following procedures:

•	Internal Rating Assignment and Updates:

CRM evaluates the creditworthiness of counterparties based on detailed due diligence and analysis concerning the counterparty’s business environment, competitiveness, and strengths and flexibility in management and finance. Credit analysts also consider the organizational structure of the target and any explicit or implicit credit enhancements. Credit analysts are responsible for assigning internal ratings and reviewing them at least once a year.

•	Setting Credit Limits:

CRM establishes credit limits for counterparties based on internal ratings.

•	Exposure Management:

Nomura’s credit risk management system records credit limits and credit exposures to counterparties. This allows CRM to monitor and manage the usage of credit limits, ensuring that appropriate reporting mechanisms are in place in case of limit breaches.

Overview of the Management Structure

Nomura manages credit risk at both the global and legal entity levels, establishing the following structure:

Policies, etc.:

•

Under a risk management framework based on risk appetite, matters related to the basic policy on credit risk management, risk measurement methods, approval authority for credit limit setting, and monitoring are defined in global policies, standards, and procedures.

•

These policies are established with the approval of the GRMC, Group Risk Review Committee, or the Global Risk Strategic Committee, and they define the basic policy of credit risk management as well as the approval authority for credit limit setting.

Credit Risk Management (CRM):

•	CRM is a global organization within the Risk Management Division responsible for managing credit risk and reports to the CRO.

•	CRM is responsible for the implementation, maintenance and management of the policies.

Credit Risk Mitigation Measures

Risk Characteristics and Risk Management Policy

•	Please refer to “Credit Risk”

Overview of Procedures and Structure

Master Netting Agreements

•

Nomura enters into Master Netting Agreements with many counterparties, which consist of the standard agreements set forth by the International Swaps and Derivatives Association or similar contracts (collectively referred to as “Master Netting Agreements”).

•	By entering into Master Netting Agreements, Nomura is able to net receivables and payables, thereby reducing the potential loss amount arising from a counterparty’s default.

Collateral Agreements

•	To further reduce credit risk, Nomura utilizes collateral agreements.

•	These agreements ensure that Nomura can receive collateral from counterparties at the commencement of transactions or in response to changes in exposure levels or other relevant circumstances.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2025 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
							(a)	(b)	(a)-(b)
AAA	¥4	¥20	¥8	¥5	¥160	¥(69)	¥128	¥1	¥127
AA	237	405	275	321	1,990	(2,809)	419	66	353
A	397	334	235	168	909	(1,641)	402	92	310
BBB	281	113	52	58	357	(416)	445	176	269
BB and lower	81	168	63	40	42	(221)	173	647	—
Other(2)	60	10	22	11	23	(168)	(42)	105	—

Sub-total	¥1,060	¥1,050	¥655	¥603	¥3,481	¥(5,324)	¥1,525	¥1,087	¥1,059
Listed	1,231	121	123	29	0	(1,062)	442	212	230

Total	¥2,291	¥1,171	¥778	¥632	¥3,481	¥(6,386)	¥1,967	¥1,299	¥1,289

(1)

Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Market Risk

Market risk is the risk of loss arising from fluctuations in market risk factors (such as interest rates, foreign exchange rates, and prices of securities) that result in changes in the value of financial assets and liabilities held (including off-balance sheet items).

Overview of Market Risk Management Policy, Procedures, and Structure

Methods for Identifying, Evaluating, Managing, and Mitigating Risks, and Monitoring Hedge Effectiveness

•

Nomura employs various statistical tools to measure and monitor market risk, including Value at Risk (“VaR”), Stress VaR, and Incremental Risk Charge. Sensitivity analysis and stress testing are also utilized as assessment tools. Sensitivities indicate the potential change in portfolio value due to standard shifts in market risk factors. These sensitivities are asset class-specific and are not typically aggregated across different risk factors. Stress testing allows for the analysis of portfolio risk and tail risk, incorporating non-linear effects and enabling aggregation across risk factors at any level of the organization, from group level to business divisions and trading desks.

•

Market risk is monitored through daily reports and other management information provided to business units and senior management, ensuring compliance with established limits. The market risk management function is carried out by a dedicated market risk department that operates independently of the front office, creating a robust framework for the effective identification, analysis, reporting, and management of market risk. The utilization of market risk limits is reported in accordance with the Market Risk Limit Procedure, covering all levels of business hierarchy and legal entities.

•

If the utilization of market risk limits exceeds pre-approved thresholds, the front office collaborates with the market risk department to develop an action plan, obtain approval, and execute it. Any limit breaches are reported to relevant stakeholders and committees in accordance with established policies.

Value at Risk (VaR)

VaR is a measure used to estimate the potential loss due to unfavorable movements in market factors such as equity prices, interest rates, credit spreads, foreign exchange rates, and commodity prices, along with their associated volatilities and correlations.

•	Methodology Assumptions

Nomura uses a globally consistent VaR model for measuring total trading VaR across the organization. The historical simulation method is employed, applying historical market movements over a two-year period to current exposures to generate profit and loss distribution. This distribution is then utilized to estimate potential losses with required confidence levels. The one-day VaR is used for monitoring risk management and risk limits, while the ten-day VaR is applied in regulatory capital calculations. The VaR model maintains its reliability even when high-quality data is not available through a proxy logic system.

•	VaR Backtesting

The performance of Nomura’s VaR model is regularly monitored to ensure its fitness for purpose. The main method for validating VaR is through backtesting, which involves comparing actual losses over one day to the corresponding VaR estimate. The backtest results are reviewed monthly by the Risk Management Division. During the 12 months prior to September 30, 2025, some backtesting exceptions occurred. However, these exceptions were attributable to the sharp market sell-off in April 2025, and we do not believe they indicate any material issues with the VaR model.

•	Limitations and Advantages of VaR

The primary advantage of VaR is its ability to aggregate risks across different asset classes. However, it is a backward-looking measure that inherently assumes that recent distribution and correlations adequately represent potential future movements. VaR is suitable for liquid markets but has limitations regarding rapidly changing market variables. Consequently, VaR may not fully capture the impact of significant adverse events. Nomura acknowledges these limitations and uses VaR as one component of a broader market risk management strategy.

VaR metrics: 95% Confidence Interval

One-day VaR data using the confidence level of 95% for the year ended September 30, 2025, is presented below.

The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	March 31, 2025	September 30, 2025
Equity	¥2.0	¥3.6
Interest rate	2.1	2.2
Foreign exchange	1.5	1.5

Subtotal	5.6	7.3
Diversification Benefit	(1.8)	(2.4)

VaR	¥3.8	¥4.9

	Billions of yen
	For the twelve months ended	For the six months ended
	March 31, 2025	September 30, 2025
Maximum daily VaR(1)	¥6.9	¥5.2
Average daily VaR(1)	5.2	4.4
Minimum daily VaR(1)	3.5	3.1

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2025 and for the six months ended September 30, 2025.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for the purpose of maintaining business relationships and promoting business over the long term. These equity investments are primarily influenced by fluctuations in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the Tokyo Stock Exchange.

Nomura conducts regression analysis, over the past 90 days, on the relationship between movements in TOPIX and fluctuations in the market prices of equities held to maintain business relationships and promote business. Based on this analysis, for each 10% change in TOPIX, the fair value of these operating equity investments was expected to decrease by approximately ¥7.7 billion as of March 31, 2025 and by approximately ¥8.8 billion as of September 30, 2025. TOPIX closed at 2,658.73 points as of March 31, 2025 and at 3,137.6 points as of September 30, 2025. This simulation is based on regression analysis with TOPIX for Nomura’s entire portfolio of equity investments held for these purposes; therefore, actual results may differ from these estimates due to price fluctuations of individual equities.

Operational Risk

Operational risk is defined as the risk of financial loss or non-financial impacts, such as violations of laws and regulations or deterioration of the reputation of Nomura, arising from inadequate or failed internal processes, people, systems, or from external events. This risk includes compliance, legal, IT and information security, cyber, fraud, third-party risks, and other non-financial risks. Although this definition excludes strategic risk (the risk of loss arising from poor strategic management decisions) and reputational risk, operational risks can still significantly affect the group’s reputation, creating a close relationship between operational and reputational risk.

Overview of Risk Management Policy and Procedures

Nomura has established a management framework for identifying, assessing, managing, monitoring, and reporting operational risk. This framework is supervised by the GRMC with delegated authority from the EMB. The operational risk management framework consists of the following components:

Foundation of the Risk Management Framework

•	Policy Framework: Clearly establishes the fundamental principles for managing operational risk and details how adherence to these standards will be monitored.

•	Training and Awareness: Initiatives aimed at improving understanding of operational risk management throughout the organization.

Key Risk Management Activities

•

Event Reporting: A process used to identify and report events that lead to, or could potentially lead to, losses or gains arising from inadequate or failed internal processes, people, systems, or external events.

•

Risk and Control Self-Assessment (“RCSA”): This process involves identifying the inherent operational risks the business faces, evaluating the key controls established to mitigate those risks, and formulating additional measures as necessary. The Operational Risk Management (“ORM”) team is responsible for developing the RCSA process and supporting its implementation within business units.

•	Key Risk Indicators (“KRI”): Metrics used to monitor exposure to operational risk and trigger appropriate responses if predefined thresholds are breached.

•	Scenario Analysis: A process used to assess and quantify potential high-impact, low-probability operational risk events and identify actions necessary to enhance the control environment.

Outputs from the Risk Management Activities

•

Analysis and Reporting: A critical aspect of the ORM team’s role is to analyze and report on operational risk information provided by business units, and work with them to develop action plans for risk mitigation.

•	Operational Risk Capital Calculation: Nomura calculates the required operational risk capital in alignment with Basel regulations and local regulatory requirements.

Model Risk

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or the incorrect or inappropriate application of models. To effectively manage Model Risk, Nomura has established a Model Risk Management Framework that governs the development, management, validation, approval, usage, ongoing monitoring, and periodic review of the firm’s models. Key aspects of the Framework are as follows:

•

Model Development and Validation: Prior to the introduction of new models and any material changes to approved models, independent validation is required from a team separate from the model development team. The thresholds for determining the materiality of model changes are defined in the procedures of Model Risk Management.

•

Independent Validation: The model validation team evaluates the appropriateness of the models through various analyses, identifies model limitations, and quantifies the associated model risk. This process ensures the reliability and safety of the models.

•

Risk Mitigation: At the time of approval by the model validation team, conditions such as usage restrictions, model reserves, and capital adjustments are applied to mitigate risk. This ensures that the models are financially sound.

•

Periodic Evaluation and Monitoring: Approved models undergo regular validation procedures, with ongoing performance monitoring playing a crucial role in continuously assessing the appropriateness of the models.

•	Governance and Approval: The Model Risk Management Committee is responsible for Model Risk Management provide overall oversight, scrutiny, governance, and ultimate approval of validated models.

Through these measures, Nomura has established a robust management structure for Model Risk, enhancing its ability to identify and manage both financial and non-financial risks effectively.

Interim Consolidated
Financial
Statements (UNAUDITED)

Interim Consolidated Financial Statements
Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2025	September 30, 2025
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥4,424,462	¥5,867,361
Time deposits	642,388	567,028
Deposits with stock exchanges and other segregated cash	447,846	397,446

Total cash and cash deposits	5,514,696	6,831,835

Loans and receivables:
Loans receivable (includes ¥2,178,376 and ¥2,531,009 at fair value option)	6,025,008	6,432,492
Receivables from customers (includes ¥50,258 and ¥55,876 at fair value option)	410,722	443,129
Receivables from other than customers	1,030,023	1,116,072
Allowance for credit losses	(16,920)	(16,313)

Total loans and receivables	7,448,833	7,975,380

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥358,711 and ¥304,199 at fair value option)	14,004,757	13,400,635
Securities borrowed	4,658,828	4,426,880

Total collateralized agreements	18,663,585	17,827,515

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥8,666,326 and ¥10,274,151; includes ¥745,801 and ¥800,182 at fair value option)	22,372,339	24,692,459
Private equity and debt investments (includes ¥28,212 and ¥29,960 at fair value option)	151,710	182,695

Total trading assets and private equity and debt investments	22,524,049	24,875,154

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥546,117 and ¥557,108)	436,454	442,280
Non-trading debt securities (includes ¥226,772 and ¥289,807 at fair value option)	485,290	593,272
Investments in equity securities (includes assets pledged of ¥272 and ¥406)	98,401	106,022
Investments in and advances to affiliated companies (includes assets pledged of ¥7,460 and ¥7,843; includes ¥11,478 and ¥9,409 at fair value option)	506,389	516,777
Other (includes ¥215,854 and ¥269,394 at fair value option)	1,124,473	1,199,465

Total other assets	2,651,007	2,857,816

Total assets	¥56,802,170	¥60,367,700

Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2025	September 30, 2025
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥630,604 and ¥710,722 at fair value option)	¥1,117,292	¥1,221,743
Payables and deposits:
Payables to customers	1,377,222	2,054,893
Payables to other than customers	2,766,112	2,763,954
Deposits received at banks (includes ¥325,570 and ¥319,804 at fair value option)	3,105,581	3,288,093

Total payables and deposits	7,248,915	8,106,940

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥673,648 and ¥567,910 at fair value option)	16,287,758	15,626,425
Securities loaned (includes ¥30,216 and ¥93,927 at fair value option)	1,964,682	2,192,827
Other secured borrowings	393,420	368,724

Total collateralized financing	18,645,860	18,187,976

Trading liabilities (includes ¥nil and ¥951 at fair value option)	11,378,828	13,424,421
Other liabilities (includes ¥54,588 and ¥67,236 at fair value option)	1,456,598	1,410,255
Long-term borrowings (includes ¥6,915,397 and ¥7,500,810 at fair value option)	13,373,678	14,407,706

Total liabilities	53,221,171	56,759,041

Commitments and contingencies
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares
Issued—3,163,562,601 shares
Outstanding—2,956,210,965 and 2,933,610,441 shares	594,493	594,493
Additional paid-in capital	704,877	681,968
Retained earnings	1,867,379	1,975,904
Accumulated other comprehensive income	447,808	404,405

Total NHI shareholders’ equity before treasury stock	3,614,557	3,656,770
Common stock held in treasury, at cost—207,351,636 and 229,952,160 shares	(143,678)	(171,487)

Total NHI shareholders’ equity	3,470,879	3,485,283

Noncontrolling interests	110,120	123,376
Total equity	3,580,999	3,608,659

Total liabilities and equity	¥56,802,170	¥60,367,700

Consolidated Balance Sheets—(Continued) (UNAUDITED)
The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE can only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 7 “
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31, 2025	September 30, 2025
Cash and cash deposits	¥14	¥21
Trading assets and private equity and debt investments	1,318	1,369
Other assets	239	317

Total assets	¥1,571	¥1,707

Trading liabilities	¥0	¥1
Other liabilities	156	191
Borrowings	1,047	989

Total liabilities	¥1,203	¥1,181

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2024	2025
Revenue:
Commissions	¥204,113	¥205,655
Fees from investment banking	94,586	82,911
Asset management and portfolio service fees	184,181	195,342
Net gain on trading	279,705	314,183
Gain on private equity and debt investments	4,751	10,700
Interest and dividends	1,551,508	1,302,391
Gain (loss) on investments in equity securities	(1,112)	3,988
Other	141,719	202,631

Total revenue	2,459,451	2,317,801
Interest expense	1,521,682	1,279,024

Net revenue	937,769	1,038,777

Non-interest expenses:
Compensation and benefits	369,181	381,389
Commissions and floor brokerage	88,954	91,969
Information processing and communications	112,510	116,366
Occupancy and related depreciation	34,445	33,248
Business development expenses	12,553	14,264
Other	84,185	104,614

Total non-interest expenses	701,828	741,850

Income before income taxes	235,941	296,927
Income tax expense	66,802	93,660

Net income	¥169,139	¥203,267
Less: Net income attributable to noncontrolling interests	1,814	6,624

Net income attributable to NHI shareholders	¥167,325	¥196,643

	Yen
	Six months ended September 30
	2024	2025
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥56.63	¥66.54
Diluted—
Net income attributable to NHI shareholders per share	¥54.58	¥64.53
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2024	2025
Net income	¥169,139	¥203,267
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(94,867)	3,618
Deferred income taxes	(1,380)	1,689

Total	(96,247)	5,307
Defined benefit pension plans:
Pension liability adjustment	(1,443)	(4,525)
Deferred income taxes	488	(13)

Total	(955)	(4,538)
Non-trading debt securities:
Net unrealized gain (loss) on non-trading debt securities	(39)	(456)
Deferred income taxes	12	143

Total	(27)	(313)

Own credit adjustments:
Own credit adjustments	13,358	(50,030)
Deferred income taxes	(4,100)	7,730

Total	9,258	(42,300)

Total other comprehensive income (loss)	(87,971)	(41,844)

Comprehensive income	¥81,168	¥161,423
Less: Comprehensive income attributable to noncontrolling interests	1,098	8,183

Comprehensive income attributable to NHI shareholders	¥80,070	¥153,240

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2024	2025
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	708,785	704,877
Stock-based compensation awards	(25,245)	(22,894)
Changes in ownership interests in subsidiaries	36	—
Changes in an affiliated company’s interests	(15)	(15)

Balance at end of period	683,561	681,968

Retained earnings
Balance at beginning of year	1,705,725	1,867,379
Net income attributable to NHI shareholders	167,325	196,643
Cash dividends (1)	(67,966)	(79,207)
Gain (loss) on disposal of treasury stock	(10,605)	(8,911)

Balance at end of period	1,794,479	1,975,904

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	444,071	407,977
Net change during the period	(95,531)	3,748

Balance at end of period	348,540	411,725

Defined benefit pension plans
Balance at beginning of year	(19,512)	(7,105)
Pension liability adjustment	(955)	(4,538)

Balance at end of period	(20,467)	(11,643)

Non-trading debt securities
Balance at beginning of year	—	(1,147)
Net unrealized gain (loss) on non-trading debt securities	(27)	(313)

Balance at end of period	(27)	(1,460)

Own credit adjustments
Balance at beginning of year	35,425	48,083
Own credit adjustments	9,258	(42,300)

Balance at end of period	44,683	5,783

Balance at end of period	372,729	404,405

Common stock held in treasury
Balance at beginning of year	(118,798)	(143,678)
Repurchases of common stock	(58,827)	(60,008)
Sales of common stock	0	0
Common stock issued to employees	33,124	32,199

Balance at end of period	(144,501)	(171,487)

Total NHI shareholders’ equity

Balance at end of period	3,300,761	3,485,283

Noncontrolling interests (2)
Balance at beginning of year	98,324	110,120
Cash dividends	(4,415)	(11,802)
Net income attributable to noncontrolling interests	1,814	6,624
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(716)	1,559
Transaction between NHI group and noncontrolling interest holders, net	8,509	3,071
Other net change in noncontrolling interests	(7,891)	13,804

Balance at end of period	95,625	123,376

Total equity
Balance at end of period	¥3,396,386	¥3,608,659

(1)	Dividends per share Six months ended September 30, 2024 ¥ 23.00 Six months ended September 30, 2025 ¥ 27.00
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2024	2025
Cash flows from operating activities:
Net income	¥169,139	¥203,267
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	31,359	31,368
Provision for credit losses	24	(447)
(Gain) loss on investments in equity securities	1,112	(3,988)
Gain on investments in subsidiaries and affiliates	(2,289)	—
(Gain) loss on disposal of office buildings, land, equipment and facilities	247	(55,467)
Deferred income taxes	9,958	14,556
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	(110,260)	50,628
Trading assets and private equity and debt investments	(3,380,374)	(2,427,970)
Trading liabilities	911,878	2,050,382
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,804,917	45,831
Securities borrowed, net of securities loaned	84,593	450,246
Margin loans and receivables	(171,465)	(102,920)
Payables	296,491	680,676
Bonus accrual	(66,089)	(84,634)
Accrued income taxes, net	6,389	7,144
Other, net	45,303	84,143

Net cash provided by (used in) operating activities	(369,067)	942,815

Cash flows from investing activities:
Payments for placements of time deposits	(329,884)	(320,915)
Proceeds from redemption or maturity of time deposits	289,522	425,797
Payments for purchases of office buildings, land, equipment and facilities	(83,786)	(117,189)
Proceeds from sales of office buildings, land, equipment and facilities	25,614	120,025
Payments for purchases of equity investments	(2,975)	(3,545)
Proceeds from sales of equity investments	3,902	5,914
Net cash outflows from loans receivable at banks	(59,366)	(47,890)
Payments for purchases or origination of other non-trading loans	(2,623,340)	(3,538,425)
Proceeds from sales or repayments of other non-trading loans	2,565,449	3,259,434
Payments for purchases of available-for-sale debt securities	(49,730)	(86,868)
Payments for purchases of other non-trading debt securities	(16,603)	(133,477)
Proceeds from sales or maturity of other non-trading debt securities	63,268	123,028
Divestures, net of cash disposed of	8,801	—
Payments for purchases of investments in affiliated companies	(916)	(5,619)
Proceeds from sales of investments in affiliated companies	4,860	91
Other, net	1,447	(22,565)

Net cash used in investing activities	(203,737)	(342,204)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,299,474	2,442,760
Payments for repurchases or maturity of long-term borrowings	(1,456,216)	(1,618,263)
Proceeds from issuances of short-term borrowings	953,880	1,093,706
Payments for repurchases or maturity of short-term borrowings	(1,040,868)	(1,115,736)
Net cash inflows from interbank money market borrowings	6,014	111,389
Net cash inflows (outflows) from other secured borrowings	14,379	(23,375)
Net cash inflows from deposits received at banks	553,979	132,096
Payments for withholding taxes on stock-based compensation	(20,583)	(18,214)
Proceeds from sales of common stock	900	284
Payments for repurchases of common stock	(58,998)	(60,008)
Payments for cash dividends	(44,567)	(100,524)
Contributions from noncontrolling interests	29,442	57,866
Distributions to noncontrolling interests	(25,378)	(66,597)

Net cash provided by financing activities	1,211,458	835,384

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(109,841)	7,139

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	528,813	1,443,134
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	4,299,022	4,425,441

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥4,827,835	¥5,868,575

Supplemental information:
Cash paid during the period for—
Interest	¥1,541,284	¥1,249,628
Income tax payments, net	¥50,456	¥71,961

Consolidated Statements of Cash Flows—(Continued) (UNAUDITED)

The following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Six months ended September 30
	2024	2025
Cash and cash equivalents reported in Cash and cash equivalents	¥4,827,144	¥5,867,361
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥691	¥1,214

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥4,827,835	¥5,868,575

Non-cash—
Total amount of
right-of-use
assets recognized during the six months ended September 30, 2024 and September 30, 2025 were ¥10,748 million and ¥17,356 million, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (UNAUDITED)
1. Summary of accounting policies:
Description of business—
Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.
Nomura operates its business through various divisions based on the nature of specific products and services, its main client base and management structure. Nomura reports operating results through four business segments: Wealth Management, Investment Management, Wholesale and Banking. Nomura established a new Banking Division on April 1, 2025.
In its Wealth Management segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for Japanese and overseas investors, investment and management for investment vehicles and for funds for institutional investors, and management of silent partnerships (“
Tokumei kumiai
”). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory. In its Banking segment, Nomura leverages the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meets the diverse needs of clients in areas such as asset building and estate planning.
The accounting and financial reporting policies of Nomura are based on accounting principles generally accepted in the United States (“U.S. GAAP”). A summary of the significant accounting policies applied by Nomura within these interim consolidated financial statements is provided within in the notes to the consolidated financial statements of Nomura’s annual report on Form
20-F
for the year ended March 31, 2025 as filed on June 23, 2025 as amended by certain new accounting pronouncements adopted by the Company during the six months ended September 30, 2025 and discussed further below.
Use of estimates—
There have been no significant adverse changes in accounting estimates used by management which have had a significant adverse effect on the Company’s financial position or financial performance during the six months ended September 30, 2025.
New accounting pronouncements recently adopted—
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2025, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2023-08 “Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”
•
Requires all in-scope crypto assets be subsequently measured at fair value through earnings.

•
In-scope crypto assets to be presented separately on the face of the financial statements from other intangible assets.

•
Introduces new disclosure requirements for in-scope crypto assets applicable to all entities.

		Nomura has adopted the amendments based on a modified retrospective approach from April 1, 2025.	No material financial impact on initial adoption or since adoption.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Future accounting developments—
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after October 1, 2025, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material financial impact on these consolidated financial statements on initial adoption or prospectively:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”
•
Introduces incremental annual disclosures for disaggregated information about an entity’s effective tax rate reconciliation and information on income taxes paid.

•
Removes certain existing disclosure requirements in relation to unrecognized tax benefits and temporary differences for which a deferred tax liability is not recognized.
		Nomura will adopt the amendments prospectively for the year ending March 31, 2026.	As this ASU only introduces new disclosures and does not affect the accounting for income taxes, no material financial impact is currently expected.

ASU 2024-03
“Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”,
as amended by ASU 2025-01
“Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date”
• Requires additional annual and interim disclosures about specific types of expenses presented in the consolidated statements of income.
Nomura currently plans to initially adopt the amendments to the annual and interim disclosures prospectively in the financial statements for the year ending March 31, 2028 and March 31, 2029 respectively.
As this ASU only introduces new disclosures and does not affect the accounting for expense items in the income statement, no material financial impact is expected.

ASU 2025-08 “Financial Instruments – Credit Losses (Topic 326): Purchased Loans”
•
Expands the scope of acquired financial assets subject to the gross-up approach in Topic 326 to loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned.” Under the current US GAAP, the gross-up approach only applies to purchased financial assets with credit deterioration (“PCD”).

•
Clarifies all non-PCD loans that were acquired in a business combination are deemed seasoned. Other non-PCD loans are seasoned if they were purchased at least 90 days after origination and the acquirer was not involved in the origination of the loans.

		Nomura currently plans to initially adopt the amendments prospectively for the year ending March 31, 2028.	Nomura is evaluating the potential impact of the ASU on these consolidated financial statements, but does not expect a material impact on these consolidated financial statements at this stage.

F-1
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

2. Fair value measurements:
The fair value of financial instruments
A significant amount of Nomura’s financial instruments is carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements
and
Other assets
. Financial liabilities carried at fair value on a recurring basis are reported within
Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings
and
Other liabilities.
Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.
In all cases, fair value is determined in accordance with ASC 820 “
Fair Value Measurements and Disclosures
” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.
Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.
Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.
Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.
Valuation methodology for financial instruments carried at fair value on a recurring basis
The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter
(“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer
range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.
Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.
Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out
adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions. Changes in these valuation adjustments may have a significant impact on our consolidated financial statements.

F-1
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The level of adjustments is largely judgmental and is based on an assessment of the factors that Nomura believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.
For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.
Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.
As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.
Fair value hierarchy
Certain financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:
Level 1:
Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.
Level 2:
Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.
Level 3:
Unobservable valuation inputs which reflect Nomura assumptions and specific data.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The availability of valuation inputs observable in the market varies by type of financial instrument and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar financial instruments in the market, especially for those which are customized, how established the financial instrument is in the market, for example, whether it is a new financial instrument or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current market data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.
Significant judgments used in determining the classification of financial instruments include the nature of the market in which the financial instrument would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar financial instruments.
Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in determining fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.
Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2025 and September 30, 2025 within the fair value hierarchy.

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2025
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,807	¥1,661	¥21	¥—	¥4,489
Private equity and debt investments (5)	0	2	103	—	105
Japanese government securities	2,674	—	—	—	2,674
Japanese agency and municipal securities	—	222	0	—	222
Foreign government, agency and municipal securities	4,402	2,346	6	—	6,754
Bank and corporate debt securities and loans for trading purposes	—	1,762	181	—	1,943
Commercial mortgage-backed securities (“CMBS”)	—	2	10	—	12
Residential mortgage-backed securities (“RMBS”)	—	3,335	48	—	3,383
Issued/Guaranteed by government sponsored entity	—	3,204	—	—	3,204
Other	—	131	48	—	179
Real estate-backed securities	—	137	207	—	344
Collateralized debt obligations (“CDOs”) and other (6)	—	35	42	—	77
Investment trust funds and other	470	7	3	—	480

Total trading assets and private equity and debt investments	10,353	9,509	621	—	20,483

Derivative assets (7)
Equity contracts	14	2,541	17	—	2,572
Interest rate contracts	22	12,306	100	—	12,428
Credit contracts	1	240	63	—	304
Foreign exchange contracts	0	4,330	33	—	4,363
Other contracts	3	5	3	—	11
Netting	—	—	—	(17,711)	(17,711)

Total derivative assets	40	19,422	216	(17,711)	1,967

Subtotal	¥10,393	¥28,931	¥837	¥(17,711)	¥22,450

Loans and receivables (8)	—	1,795	448	—	2,243
Collateralized agreements (9)	—	344	15	—	359
Other assets (2)
Non-trading debt securities (10)	116	352	17	—	485
Other (3)(4)(11)	211	259	275	—	745

Total	¥10,720	¥31,681	¥1,592	¥(17,711)	¥26,282

Liabilities:
Trading liabilities
Equities	¥2,757	¥18	¥1	¥—	¥2,776
Japanese government securities	2,569	—	—	—	2,569
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	2,828	754	—	—	3,582
Bank and corporate debt securities	—	217	0	—	217
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	249	2	0	—	251

Total trading liabilities	8,403	993	1	—	9,397

Derivative liabilities (7)
Equity contracts	5	3,048	16	—	3,069
Interest rate contracts	31	11,523	94	—	11,648
Credit contracts	1	282	99	—	382
Foreign exchange contracts	—	4,148	46	—	4,194
Other contracts	1	42	7	—	50
Netting	—	—	—	(17,361)	(17,361)

Total derivative liabilities	38	19,043	262	(17,361)	1,982

Subtotal	¥8,441	¥20,036	¥263	¥(17,361)	¥11,379

Short-term borrowings (12)	¥—	¥595	¥36	¥—	¥631
Payables and deposits (13)(14)	—	311	14	—	325
Collateralized financing (9)	—	704	—	—	704
Long-term borrowings (12)(15)(16)	10	6,428	477	—	6,915
Other liabilities (17)	132	265	65	—	462

Total	¥8,583	¥28,339	¥855	¥(17,361)	¥20,416

F-1
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2025
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of September 30, 2025
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥3,686	¥1,661	¥26	¥—	¥5,373
Private equity and debt investments (5)	4	1	122	—	127
Japanese government securities	3,284	—	—	—	3,284
Japanese agency and municipal securities	—	106	2	—	108
Foreign government, agency and municipal securities	5,062	2,635	5	—	7,702
Bank and corporate debt securities and loans for trading purposes	—	1,820	169	—	1,989
Commercial mortgage-backed securities (“CMBS”)	—	0	0	—	0
Residential mortgage-backed securities (“RMBS”)	—	3,038	17	—	3,055
Issued/Guaranteed by government sponsored entity	—	2,889	—	—	2,889
Other	—	149	17	—	166
Real estate-backed securities	—	201	202	—	403
Collateralized debt obligations (“CDOs”) and other (6)	—	35	34	—	69
Investment trust funds and other	412	24	9	—	445

Total trading assets and private equity and debt investments	12,448	9,521	586	—	22,555

Derivative assets (7)
Equity contracts	0	2,908	13	—	2,921
Interest rate contracts	15	13,142	95	—	13,252
Credit contracts	1	286	65	—	352
Foreign exchange contracts	1	4,021	33	—	4,055
Other contracts	2	3	10	—	15
Netting	—	—	—	(18,359)	(18,359)

Total derivative assets	19	20,360	216	(18,359)	2,236

Subtotal	¥12,467	¥29,881	¥802	¥(18,359)	¥24,791

Loans and receivables (8)	12	2,092	494	—	2,598
Collateralized agreements (9)	—	289	15	—	304
Other assets (2)
Non-trading debt securities (10)	184	385	24	—	593
Other (3)(4)(11)	281	144	392	—	817

Total	¥12,944	¥32,791	¥1,727	¥(18,359)	¥29,103

Liabilities:
Trading liabilities
Equities	¥2,883	¥39	¥0	¥—	¥2,922
Japanese government securities	2,432	—	—	—	2,432
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	3,875	1,390	—	—	5,265
Bank and corporate debt securities	—	206	0	—	206
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (6)	—	0	0	—	0
Investment trust funds and other	182	0	—	—	182

Total trading liabilities	9,372	1,635	0	—	11,007

Derivative liabilities (7)
Equity contracts	0	4,181	31	—	4,212
Interest rate contracts	21	12,152	117	—	12,290
Credit contracts	2	334	111	—	447
Foreign exchange contracts	—	3,579	46	—	3,625
Other contracts	3	30	13	—	46
Netting	—	—	—	(18,203)	(18,203)

Total derivative liabilities	26	20,276	318	(18,203)	2,417

Subtotal	¥9,398	¥21,911	¥318	¥(18,203)	¥13,424

Short-term borrowings (12)	—	661	50	—	711
Payables and deposits (13)(14)	—	306	13	—	319
Collateralized financing (9)	—	662	—	—	662
Long-term borrowings (12)(15)(16)	10	7,022	469	—	7,501
Other liabilities (17)	172	159	130	—	461

Total	¥9,580	¥30,721	¥980	¥(18,203)	¥23,078

F-1
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

———————
(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives assets or liabilities.
(2)
Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2025 and September 30, 2025, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥73 billion and ¥85 billion, respectively. As of March 31, 2025 and September 30, 2025, the fair values of these investments which are included in
Other assets
were ¥3 billion and ¥5 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥72,184 million and ¥26,217 million, respectively, as of March 31, 2025 and ¥79,893 million and ¥26,129 million, respectively, as of September 30, 2025.

(5)
Private equity and debt investments
include minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading
purposes, and
post-IPO
investments. These investments also include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes non-trading debt securities for which the fair value option has been elected.
(11)	Includes non-financial assets carried at fair value on a recurring basis using similar valuation methodologies to those used for financial instruments.
(12)	Includes structured notes for which the fair value option has been elected.
(13)	Includes deposits received at banks for which the fair value option has been elected
(14)
Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(15)
Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(16)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(17)	Includes loan commitments for which the fair value option has been elected.
Valuation techniques by major class of financial instrument
The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.
Equities
and equity securities reported within
Other assets
—Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market
prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. While rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2025 and September 30, 2025, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

F-1
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Private equity and debt investments
—The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third party evidence of a change in value. Adjustments are also made, in the absence of third party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.
Government, agency and municipal securities
—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.
Non-G7
government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7
securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.
Bank and corporate debt securities
—The fair value of bank and corporate debt securities is primarily determined using broker or dealer quotations and recent market transactions of identical or similar debt securities if available, but also using DCF valuation techniques. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.
Commercial mortgage-backed securities (“CMBS”)
and
Residential mortgage-backed securities (“RMBS”)
—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.
Real estate-backed securities
—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

F-1
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Collateralized debt obligations (“CDOs”) and other
—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.
Investment trust funds and other
—Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.
Derivatives
—
Equity contracts
—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—
Interest rate contracts
—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives
—
Credit contracts
—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives
—
Foreign exchange contracts
—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.
Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.
Loans and receivables
—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.
Collateralized agreements
and
Collateralized financing
—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.
Non-trading
debt securities
—These are debt securities held by certain
non-trading
subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as
Government, agency and municipal securities
and
Bank and corporate debt securities
described above.
Short-term
and
long-term borrowings (“Structured notes”)
—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The fair value of structured notes is determined using quoted prices in active markets for the identical instrument if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.
Long-term borrowings (“Secured financing transactions”)
—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “
Transfer and Servicing
” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Level 3 financial instruments
The valuation of Level 3 financial instruments is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current
price quotes, price quotes that vary substantially either over time or among market makers, non-executable
broker quotes or little publicly released information.
If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.
Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2025 and September 30, 2025. These financial instruments will als
o
typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥21	DCF/Option models	Credit spreads	2.5%	2.5%	Lower fair value	Not applicable

Private equity and debt investments	103	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.8 - 17.3% 0.0 - 2.0% 7.9 - 11.0% 5.0 - 30.0%	11.6% 1.2% 9.4% 16.0%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	7.8 - 16.2 x 10.6 - 28.4 x 5.0 - 20.0%	10.0 x 15.2 x 9.6%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	6	DCF	Credit spreads Recovery rates	0.0 - 2.4% 3.4 - 18.0%	1.1% 14.4%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	181	DCF	Credit spreads Recovery rates	0.0 - 227.0% 0.0 - 100.0%	14.3% 79.8%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage-backed securities (“CMBS”)	10	DCF	Yields Loss severities	21.1% 65.0%	21.1% 65.0%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	48	DCF	Yields Prepayment rates Loss severities	21.5 - 62.2% 12 .0 - 15.0% 0.0 - 100.0%	41.6% 13.5% 50.4%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	207	DCF	Loss severities	0.0 - 16.9%	2.3%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	42	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	4.0 - 50.0% 20.0% 2.0% 62.9 - 100.0% 0.1 - 16.9%	13.6% 20.0% 2.0% 87.7% 4.7%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	3	DCF	Liquidity discounts	1.5 - 2.9%	2.1%	Lower fair value	Not applicable

F-2
3

Notes to the Interim Consolidated
F
inancial Statements—(Continued) (UNAUDITED)

	March 31, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)

Derivatives, net:
Equity contracts	¥1	Option models	Dividend yield Volatilities Correlations	0.0 - 16.6% 3.5 - 99.4% (0.85) - 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	6	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.9 - 4.5% 9.8 - 13.3% 41.0 - 261.7 bp (1.00) - 0.99	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(36)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 - 132.2% 1.0 - 90.0% 45.9 - 51.9% 0.00 - 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(13)	Option models	Volatilities Correlations	1.6 - 18.8% 0.29 - 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	448	DCF	Credit spreads Recovery rates	0.0 - 193.2% 66.7 - 100.0%	9.9% 95.1%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	6.4%	6.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	17	DCF	Credit spreads	5.2 - 14.4%	7.3%	Lower fair value	Not applicable

Other (7)(8)	275	DCF	WACC Growth rates	10.6% 3.0%	10.6% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

Liabilities:
Short-term borrowings	36	DCF/ option models	Volatilities Correlations	5.0 - 51.5% (0.72) - 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	14	DCF/ option models	Volatilities Correlations	9.8 - 10.6% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	477	DCF	Loss severities	12.7 - 99.5%	79.8%	Lower fair value	Not applicable

		DCF/ option models	Volatilities Volatilities Correlations	5.0 - 51.5% 44.1 - 67.9 bp (1.00) - 0.99	— — —	H igher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabil itie s	65	DCF	Credit spreads Recovery rates	0.8 - 7.1% 91.0 - 99.5%	1.0% 93.8%	Lower fair value Higher fair value	No predictable interrelationship

F-2
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in s ign ificant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥26	DCF/ Option models	Credit spreads	1.6%	1.6%	Lower fair value	Not applicable

Private equity and debt investments	122	DCF	WACC Growth rates Credit spreads Liquidity discounts	12.9 - 15.1% 0.0 - 2.0% 7.9 - 10.9% 20.0 - 30.0%	14.1% 1.3% 9.8% 22.8%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	7.5 - 18.5 x 11.7 - 32.3 x 10.0 - 20.0%	10.9 x 19.1 x 12.8%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	5	DCF	Credit spreads Recovery rates	0.0 - 2.9% 12.5 - 18.0%	1.1% 13.9%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	169	DCF	Credit spreads Recovery rates	0.0 - 55.5% 0.0 - 100.0%	7.1% 79.0%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage-backed securities (“RMBS”)	17	DCF	Yields Prepayment rates Loss severities	21.5% 15.0% 0.0 - 100.0%	21.5% 15.0% 8.9%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	202	DCF	Loss severities	0.0 - 27.3%	0.5%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	34	DCF	Yields Prepayment rates Default probabilities Loss severities Credit spreads	8.0 - 28.0% 20.0% 2.0% 0.0 - 100.0% 0.2 - 20.7%	14.5% 20.0% 2.0% 43.8% 7.2%	Lower fair value Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	9	DCF	Liquidity discounts	2.0 - 9.8%	3.4%	Lower fair value	Not applicable

F-2
5

Notes to the Interim Consolidated Financial Statements—(Continued) (
UN
AUDITED)

	September 30, 2025
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)

Derivatives, net:
Equity contracts	¥(18)	Option models	Dividend yield Volatilities Correlations	0.0 - 13.2% 3.5 - 82.4% (0.85) - 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(22)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.6 - 4.7% 9.7 - 13.1% 40.4 - 193.4 bp (1.00) - 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit cont rac ts	(46)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 - 90.7% 1.0 - 90.0% 36.9 - 60.0% 0.30 - 0.85	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	(13)	Option models	Volatilities Correlations	1.8 - 15.1% 0.30 - 0.70	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	494	DCF	Credit spreads Recovery rates	0.0 - 55.5% 40.0 - 100.0%	6.5% 98.3%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	15	DCF	Repo rate	6.3%	6.3%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	24	DCF	Credit spreads	5.1 - 81.3%	8.0%	Lower fair value	Not applicable

Other (7)(8)	392	DCF	WACC Growth rates Cre dit sp rea ds	9.9% 3.0% 0.7 - 21.8%	9.9% 3.0% 8.3%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	Liquidity discounts	25.0%	25.0%	Lower fair value	Not applicable

		Option models	Dividend yield Volatilities	2.2% 23.0%	2.2% 23.0%	Higher fair value Higher fair value	No predictable interrelationship

Liabilities:
Trading liabilities
Short-term borrowings	50	DCF/ option models	Volatilities Correlations	11.7 - 63.7% (0.75) - 0.96	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	13	DCF/ option models	Volatilities Correlations	9.7 - 10.8% 0.40 - 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	469	DCF	Loss severities	14.4 - 18.4%	15.3%	Lower fair value	Not applicable

		DCF/ option models	Volatilities Volatilities Correlations	9.7 - 63.7% 56.9 - 67.9 bp (1.00) - 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	130	DCF	Credit spreads Recovery rates	0.7 - 7.2% 91.0 - 99.5%	1.0% 94.3%	Higher fair value Higher fair value	No predictable interrelationship

(1)
Range information is provided in percentages,
coefficients
and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)
The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(5)
The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input (such as being long volatility). Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)
Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated bala nc e sheets.
(8)	Includes non-financial assets carried at fair value on a recurring basis.

F-2
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Qualitative discussion of the ranges of significant unobservable valuation inputs
The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for certain categories of financial instruments classified in Level 3.
Derivatives
—
Equity contracts
—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.
Derivatives
—
Interest rate contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.
Derivatives
—
Credit contracts
—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.
Derivatives
—
Foreign exchange contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Short-term borrowings and Long-term borrowings
—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

F-2
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the six months ended September 30, 2024 and 2025. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.
For the six months ended September 30, 2024 and 2025, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Six months ended September 30, 2024
	Beginning balance as of six months ended September 30, 2024	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of six months ended September 30, 2024
Assets:
Trading assets and private equity and debt investments
Equities	¥8	¥0	¥—	¥1	¥(4)	¥—	¥0	¥2	¥(1)	¥6
Private equity and debt investments	80	2	—	18	(3)	—	0	—	—	97
Japanese agency and municipal securities	0	—	—	—	0	—	—	—	—	0
Foreign government, agency and municipal securities	3	0	—	3	(3)	—	0	3	(3)	3
Bank and corporate debt securities and loans for trading purposes	173	(1)	—	186	(199)	—	(8)	31	(5)	177
Commercial mortgage-backed securities (“CMBS”)	0	2	—	4	(2)	—	—	7	—	11
Residential mortgage-backed securities (“RMBS”)	35	3	—	10	(5)	—	(2)	2	(4)	39
Real estate-backed securities	122	5	—	176	(127)	—	(8)	—	—	168
Collateralized debt obligations (“CDOs”) and other	46	(3)	—	42	(35)	—	0	—	(16)	34
Investment trust funds and other	3	0	—	52	(51)	—	0	0	—	4

Total trading assets and private equity and debt investments	470	8	—	492	(429)	—	(18)	45	(29)	539

Derivatives, net (3)
Equity contracts	5	(1)	—	—	—	(1)	0	1	0	4
Interest rate contracts	32	(18)	—	—	—	(8)	(1)	(3)	2	4
Credit contracts	(46)	(30)	—	—	—	33	3	(3)	3	(40)
Foreign exchange contracts	3	(5)	—	—	—	(3)	0	2	(4)	(7)

Total derivatives, net	(6)	(54)	—	—	—	21	2	(3)	1	(39)

Subtotal	¥464	¥(46)	¥—	¥492	¥(429)	¥21	¥(16)	¥42	¥(28)	¥500

Loans and receivables	291	8	—	116	(89)	—	(27)	126	(17)	408
Collateralized agreements	12	0	—	2	—	—	(1)	—	1	14
Other assets
Non-Trading Debt Securities	21	0	—	—	(4)	—	0	—	—	17
Other	253	43	—	33	(5)	—	(17)	0	(28)	279

Total	¥1,041	¥5	¥—	¥643	¥(527)	¥21	¥(61)	¥168	¥(72)	¥1,218

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥0	¥0
Foreign government, agency and municipal securities	—	—	—	—	—	—	—	—	—	—
Bank and corporate debt securities	1	0	—	1	(2)	—	0	0	0	0
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	0	—	0	—	0	—
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥1	¥0	¥—	¥1	¥(2)	¥—	¥0	¥0	¥0	¥0

Short-term borrowings	23	0	0	46	(11)	—	0	0	(8)	50
Payables and deposits	15	0	0	0	—	—	—	2	(3)	14
Long-term borrowings	474	2	4	150	(112)	—	(2)	8	(24)	488
Other liabilities	44	0	—	44	(9)	—	(3)	0	0	76

Total	¥557	¥2	¥4	¥241	¥(134)	¥—	¥(5)	¥10	¥(35)	¥628

F-2
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2025
	Beginning balance as of six months ended September 30, 2025	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)(6)	Balance as of six months ended September 30, 2025
Assets:
Trading assets and private equity and debt investments
Equities	¥21	¥(1)	¥—	¥12	¥(6)	¥—	¥0	¥3	¥(3)	¥26
Private equity and debt investments	103	5	—	52	(26)	—	0	1	(13)	122
Japanese agency and municipal securities	0	0	—	2	0	—	—	—	—	2
Foreign government, agency and municipal securities	6	0	—	2	(4)	—	0	4	(3)	5
Bank and corporate debt securities and loans for trading purposes	181	(1)	—	67	(98)	—	1	29	(10)	169
Commercial mortgage-backed securities (“CMBS”)	10	0	—	0	(10)	—	—	—	0	0
Residential mortgage-backed securities (“RMBS”)	48	(2)	—	0	(30)	—	0	1	—	17
Real estate-backed securities	207	2	—	249	(255)	—	(1)	—	—	202
Collateralized debt obligations (“CDOs”) and other	42	(2)	—	22	(28)	—	0	—	—	34
Investment trust funds and other	3	0	—	35	(29)	—	0	2	(2)	9

Total trading assets and private equity and debt investments	621	1	—	441	(486)	—	0	40	(31)	586

Derivatives, net (3)
Equity contracts	1	(11)	—	—	—	9	0	(14)	(3)	(18)
Interest rate contracts	6	(3)	—	—	—	(21)	3	14	(21)	(22)
Credit contracts	(36)	(4)	—	—	—	(10)	(1)	13	(8)	(46)
Foreign exchange contracts	(13)	(2)	—	—	—	3	0	0	(1)	(13)
Other contracts	(4)	1	—	—	—	0	(2)	2	—	(3)

Total derivatives, net	(46)	(19)	—	—	—	(19)	0	15	(33)	(102)

Subtotal	¥575	¥(18)	¥—	¥441	¥(486)	¥(19)	¥0	¥55	¥(64)	¥484

Loans and receivables	448	14	—	95	(125)	—	0	91	(29)	494
Collateralized agreements	15	0	—	—	—	—	0	—	—	15
Other assets
Non-Trading Debt Securities	17	1	—	4	(2)	—	0	4	—	24
Other (7)	275	56	—	64	(2)	—	0	0	(1)	392

Total	¥1,330	¥53	¥—	¥604	¥(615)	¥(19)	¥0	¥150	¥(94)	¥1,409

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥0	¥0	¥—	¥0	¥0	¥(1)	¥0
Bank and corporate debt securities	0	0	—	0	0	—	0	0	—	0
Collateralized debt obligations (“CDOs”) and other	0	(1)	—	0	(1)	—	0	—	—	0
Investment trust funds and other	0	—	—	—	0	—	0	—	—	—

Total trading liabilities	¥1	¥(1)	¥—	¥0	¥(1)	¥—	¥0	¥0	¥(1)	¥0

Short-term borrowings	36	(1)	0	40	(23)	—	0	1	(5)	50
Payables and deposits	14	1	0	—	—	—	—	—	—	13
Long-term borrowings	477	(15)	(1)	63	(73)	—	0	17	(31)	469
Other liabilities	65	0	—	68	(3)	—	0	1	(1)	130

Total	¥593	¥(16)	¥(1)	¥171	¥(100)	¥—	¥0	¥19	¥(38)	¥662

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain on private equity and debt investments, and also within
Gain (Loss) on investments in equity securities, Revenue
—
Other
and
Non-interest
expenses
—
Other,
Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the six months ended September 30, 2024 and 2025.
(5)
Transfers into Level
 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level
 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See “
Quantitative and qualitative information regarding significant unobservable valuation inputs”
above for the valuation inputs of each financial instruments.

(6)
Transfers out of Level
 3
include financial instruments that moved out of level 3 by application of measurement alternative. See Note 6 “
Non-trading
investments
” for further information of financial instruments under the measurement alternative.

(7)	Includes non-financial assets carried at fair value on a recurring basis.

F-
29

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the six months ended September 30, 2024 and 2025, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Six months ended September 30
	2024	2025
	Unrealized gains / (losses) (1)
Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥0
Private equity and debt investments	0	(1)
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(1)	(1)
Commercial mortgage-backed securities (“CMBS”)	7	0
Residential mortgage-backed securities (“RMBS”)	3	(2)
Real estate-backed securities	5	2
Collateralized debt obligations (“CDOs”) and other	(3)	(2)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	11	(4)

Derivatives, net (2)
Equity contracts	(2)	(7)
Interest rate contracts	(31)	(26)
Credit contracts	(32)	(15)
Foreign exchange contracts	(5)	(2)
Other contracts	—	1

Total derivatives, net	(70)	(49)

Subtotal	¥(59)	¥(53)

Loans and receivables	5	12
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	0	1
Other (3)	42	56

Total	¥(12)	¥16

Liabilities:
Trading liabilities
Equities	¥0	¥0
Bank and corporate debt securities	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings (4)	1	0
Payables and deposits (4)	0	1
Long-term borrowings (4)	13	(7)
Other liabilities	0	0

Total	¥14	¥(6)

(1)
Includes gains and losses reported within
Net gain on trading, Gain on private equity and debt investments,
Gain (loss) on investments in equity securities, Revenue
—
Other,
Non-interest
expenses
—
Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)	Includes non-financial assets carried at fair value on a recurring basis.
(4)
Includes unrealized gains and losses of ¥5 billion and ¥(1) billion for the six months ended September 30, 2024 and 2025, recognized in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period.

F-3
0

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Investments in investment funds that calculate NAV per share
In the normal course of business, Nomura invests in
non-consolidated
funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2025 and September 30, 2025. Investments are presented by major category relevant to the nature of Nomura’s business and risks

	Billions of yen
	March 31, 2025
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥11	¥4	Monthly	Same day-30 days
Venture capital funds	19	3	—	—
Private equity funds	43	10	—	—
Real estate funds	4	0	—	—

Total	¥77	¥17

	Billions of yen
	September 30, 2025
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥14	¥3	Monthly	Same day-30 days
Venture capital funds	20	3	—	—
Private equity funds	53	9	—	—
Real estate funds	4	0	—	—

Total	¥91	¥15

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The frequency with which Nomura is permitted to redeem investments.
(3)	The range in prior notice period for redemption.
Hedge funds:
These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although majority of these funds are redeemable monthly, certain funds cannot be redeemed within one month due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Venture capital funds:
These investments include primarily
start-up
funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Private equity funds:
These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Real estate funds:
These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

F-3
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value option for financial assets and financial liabilities
Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “
Derivatives and Hedging
” and ASC 825 “
Financial Instruments.
” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.
The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•
Equity method investments reported within
Trading assets and private equity and debt investments
and
Other assets
held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•
Certain loans receivables and receivables from customers reported within
Loans and
Receivables
which are risk managed on a fair value basis and undrawn loan commitments related to such loans receivables expected to be funded. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•
Reverse repurchase and repurchase agreements reported within
Collateralized agreements
and
Collateralized financing
which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•
All structured notes issued on or after April 1, 2008 reported within
Short-term borrowings
or
Long-term borrowings
. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and vanilla debt securities issued by those subsidiaries.

•
Certain structured deposit issuances reported within
Deposits received at banks.
Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•
Financial liabilities reported within
Long-term borrowings
recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•
Financial reinsurance contracts reported within
Other assets
. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

•
Loans for trading purposes and
non-trading
debt securities held by subsidiaries that are not registered as a broker-dealer
(“non-BD
entities”) before March 31, 2024. Moreover, originations or purchases of loans held for trading purposes by non-BD
entities and
non-trading
debt securities that are not classified as
held-to-maturity
or available for sale held by
non-BD
entities from April 1, 2024. Nomura elects the fair value option to these loans and non-trading
debt securities for its holding purpose or to mitigate volatility through earnings that otherwise would arise had this election not been made.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within
Interest and dividends, Interest expense
or
Revenue
—
Net gain on trading
.

F-3
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the fair value option for the six months ended September 30, 2024 and 2025.

	Billions of yen
	Six months ended September 30
	2024	2025
	Gains / (Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥5	¥6
Private equity and debt investments	2	1
Loans and receivables	23	(1)
Collateralized agreements (3)	10	4
Other assets (2)(4)	47	55

Total	¥87	¥65

Liabilities:
Short-term borrowings (5)	¥97	¥17
Payables and deposits	(2)	26
Collateralized financing (3)	(18)	(15)
Long-term borrowings (5)(6)	(112)	(145)
Other liabilities (7)	(3)	(15)

Total	¥(38)	¥(132)

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue — Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Include non-trading debt securities.
(5)	Includes structured notes and other financial liabilities.
(6)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(7)	Includes unfunded written loan commitments.

F-3
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

As of March 31, 2025 and September 30, 2025, Nomura held an economic interest of 39.74% and 40.42% in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within
Other assets—Other
in the consolidated balance sheets.
For the six months ended September 30, 2024 and 2025, there was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income (loss) during the six months ended September 30, 2024 and 2025 in respect of financial liabilities elected for the fair value option recognized in other comprehensive income (loss) during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income (loss) on early settlement of such financial liabilities during the six months ended September 30, 2024 and 2025 and the cumulative amounts recognized in accumulated other comprehensive income (loss) as of September 30, 2024 and 2025.

	Billions of yen
	Six months ended or as of September 30
	2024	2025
Changes recognized as a credit (debit) to other comprehensive income (loss)	¥13	¥(49)
Credit (debit) Amounts reclassified to earnings	—	(1)
Cumulative credit balance recognized in accumulated other comprehensive income	69	29
As of March 31, 2025, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥105 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Short-term borrowings and Long-term borrowings
for which the fair value option was elected was ¥473 billion less than the principal balance of such
Short-term borrowings and Long-term borrowings
.
As of September 30, 2025, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥20 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Short-term borrowings and
Long-term borrowings
for which the fair value option was elected was ¥382 billion less than the principal balance of such
Short-term borrowings and Long-term borrowings
.
Investment by Investment companies
Nomura carries all of investments by investment companies under ASC 946 “
Financial
Services—Investment Companies
” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income.

F-3
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Concentrations of credit risk
Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within
Trading assets
in the consolidated balance sheets. Government, agency and municipal securities, including
Securities pledged as collateral,
represented 17% of total assets as of March 31, 2025 and 18% as of September 30, 2025.
The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2025 and September 30, 2025. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2025
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥2,896	¥2,629	¥2,655	¥1,470	¥9,650

	Billions of yen
	September 30, 2025
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥3,392	¥3,362	¥2,939	¥1,401	¥11,094

(1)
Other than above, there were ¥313 billion and ¥501 billion of government, agency and municipal securities reported within
Other assets
—
Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2025 and September 30, 2025, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value
Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.
The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within
Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell
and
Securities borrowed
and financial liabilities reported within
Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned
and
Other secured borrowings
in the consolidated balance sheets.
The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within
Loans receivable
while financial liabilities primarily include long-term borrowings which are reported within
Long-term borrowings
.

F-3
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument as of March 31, 2025 and September 30, 2025.

	Billions of yen
	March 31, 2025 (1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,424	¥4,424	¥4,424	¥—	¥—
Time deposits	642	642	—	642	—
Deposits with stock exchanges and other segregated cash	448	448	—	448	—
Loans receivable (2)	6,022	6,020	—	3,436	2,584
Securities purchased under agreements to resell	14,005	14,005	—	13,991	14
Securities borrowed	4,659	4,659	—	4,659	—

Total	¥30,200	¥30,198	¥4,424	¥23,176	¥2,598

Liabilities:
Short-term borrowings	¥1,117	¥1,117	¥—	¥1,081	¥36
Deposits received at banks	3,106	3,106	—	3,092	14
Securities sold under agreements to repurchase	16,288	16,288	—	16,288	—
Securities loaned	1,965	1,965	—	1,965	—
Other secured borrowings	393	393	—	393	—
Long-term borrowings	13,374	13,385	10	12,879	496

Total	¥36,243	¥36,254	¥10	¥35,698	¥546

	Billions of yen
	September 30, 2025 (1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥5,867	¥5,867	¥5,867	¥—	¥—
Time deposits	567	567	—	567	—
Deposits with stock exchanges and other segregated cash	397	397	—	397	—
Loans receivable (2)	6,430	6,429	—	3,774	2,655
Securities purchased under agreements to resell	13,401	13,401	—	13,387	14
Securities borrowed	4,427	4,427	—	4,427	—

Total	¥31,089	¥31,088	¥5,867	¥22,552	¥2,669

Liabilities:
Short-term borrowings	¥1,222	¥1,222	¥—	¥1,172	¥50
Deposits received at banks	3,288	3,288	—	3,275	13
Securities sold under agreements to repurchase	15,626	15,626	—	15,626	—
Securities loaned	2,193	2,193	—	2,193	—
Other secured borrowings	369	369	—	369	—
Long-term borrowings	14,408	14,444	10	13,946	488

Total	¥37,106	¥37,142	¥10	¥36,581	¥551

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for current expected credit losses.

F-3
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets and liabilities measured at fair value on a nonrecurring basis
In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial
assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.
As of March 31, 2025 and September 30, 2025, there were no significant amount of assets or liabilities which were carried at fair value on a nonrecurring basis.
Equity securities subject to contractual sale restrictions
The following table presents a summary of equity securities primarily reported within
Other assets—Other
in consolidated balance sheet which are subject to contractual sale restrictions as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025
	Fair value	Remaining duration
		Less than 1 year	1 to 5 years	More than 5 years
Restriction on transfer	¥200,658	¥9	¥200,621	¥28
Consent from third parties	7,806	18	—	7,788
Others	2,148	—	—	2,148

Total	¥210,612	¥27	¥200,621	¥9,964

	Millions of yen
	September 30, 2025
	Fair value	Remaining duration
		Less than 1 year	1 to 5 years	More than 5 years
Restriction on transfer	¥252,729	¥252,729	¥—	¥—
Consent from third parties	10,195	1,688	—	8,507
Others	2,249	—	—	2,249

Total	¥265,173	¥254,417	¥—	¥10,756

(1)	No specific conditions could cause a lapse in the sale restrictions as disclosed above.

F-3
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

3. Derivative instruments and hedging activities:
Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading
purposes.
Derivatives used for trading purposes
In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.
Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives to meet clients’ specific financial needs and investors’ demands in the securities markets. Nomura also offers a variety of derivatives to its clients in adjusting their risk profiles in interest rate, foreign exchange and other market and credit risk exposures. In performing certain of these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.
Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.
Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.
Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may contain combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.
To the extent these derivatives are economically hedging underlying financial instruments held by Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.
Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

F-3
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for
non-trading
purposes
Nomura’s principal objectives in using derivatives for
non-trading
purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading
purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.
Fair value hedges
Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within
Interest expense
and
Revenue
—
Other
, respectively.
Net investment hedges
Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese
Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue
—
Net gain on trading
. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.
Concentrations of credit risk for derivatives
Although Nomura’s exposures to financial instruments are broadly diversified across different types of financial instrument, counterparty and geographical location generally, a significant portion of derivatives are entered into with other financial institutions. The following tables present Nomura’s significant concentration of credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2025 and September 30, 2025. The gross fair value of derivative assets represents the maximum amount of loss that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the financial instruments and any collateral or other security Nomura held to offset or partially offset such credit risk exposures was of no value.

	Billions of yen
	March 31, 2025
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥14,974	¥(12,745)	¥(1,759)	¥470

	Billions of yen
	September 30, 2025
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,402	¥(13,057)	¥(1,868)	¥477

F-
39

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivative activities
The following tables present the notional value and fair value of derivatives as of March 31, 2025 and September 30, 2025. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the financial instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income, depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2025
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥110,348	¥2,572	¥3,069
Interest rate contracts	3,814,576	12,424	11,509
Credit contracts	59,408	304	382
Foreign exchange contracts	484,797	4,363	4,186
Other contracts	904	11	50

Total	¥4,470,033	¥19,674	¥19,196

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,182	¥4	¥138
Foreign exchange contracts	183	—	8

Total	¥3,365	¥4	¥146

Total derivatives	¥4,473,398	¥19,678	¥19,342

		Billions of yen
		September 30, 2025
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥112,631	¥2,921	¥4,212
Interest rate contracts	4,878,538	13,244	12,181
Credit contracts	146,712	352	447
Foreign exchange contracts	552,362	4,055	3,625
Other contracts	887	15	46

Total	¥5,691,130	¥20,587	¥20,511

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,392	¥8	¥109
Foreign exchange contracts	205	0	—

Total	¥3,597	¥8	¥109

Total derivatives	¥5,694,727	¥20,595	¥20,620

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
The amounts reported include derivatives used for
non-trading
purposes other than those designated as formal fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2025 and September 30, 2025.

F-4
0

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Offsetting of derivatives
Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty
(“close-out
and offsetting rights”).
For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out
and offsetting rights within these agreements.
For certain counterparties and/ or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out
and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out
and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
Trading and non-trading derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC
210-20
“
Balance Sheet—Offsetting
” (“ASC
210-20”)
and ASC 815 are met.
The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2025 and September 30, 2025 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC
210-20
and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out
and offsetting rights are not offset in the following table.

F-4
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen		Billions of yen
	March 31, 2025		September 30, 2025
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥1,094	¥1,185	¥1,207	¥2,254
Exchange-traded	1,478	1,884	1,714	1,958
Interest rate contracts
OTC settled bilaterally	10,243	9,476	10,540	9,594
OTC centrally-cleared	2,163	2,140	2,697	2,675
Exchange-traded	22	31	15	21
Credit contracts
OTC settled bilaterally	265	345	326	420
OTC centrally-cleared	38	36	25	25
Exchange-traded	1	1	1	2
Foreign exchange contracts
OTC settled bilaterally	4,363	4,194	4,055	3,625
Other contracts
OTC settled bilaterally	8	49	13	43
Exchange-traded	3	1	2	3

Total gross derivative balances (2)	¥19,678	¥19,342	¥20,595	¥20,620
Less: Amounts offset in the consolidated balance sheets (3)	(17,711)	(17,361)	(18,359)	(18,203)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,967	¥1,981	¥2,236	¥2,417
Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	(713)	(554)	(837)	(672)

Net amount	¥1,254	¥1,427	¥1,399	¥1,745

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2025, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥609 billion and ¥832 billion, respectively. As of September 30, 2025, the gross balance of such derivative assets and derivative liabilities was ¥815 billion and ¥1,005 billion, respectively.

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20
and ASC 815. As of March 31, 2025, Nomura offset a total of ¥1,740 billion of cash collateral receivables against net derivative liabilities and ¥2,090 billion of cash collateral payables against net derivative assets. As of September 30, 2025, Nomura offset a total of ¥2,041 billion of cash collateral receivables against net derivative liabilities and ¥2,196 billion of cash collateral payables against net derivative assets.

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity and debt investments
—
Trading assets
and
Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC
210-20
and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2025, a total of ¥343 billion of cash collateral receivables and ¥1,043 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of September 30, 2025, a total of ¥307 billion of cash collateral receivables and ¥1,141 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
.”

F-4
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.
The following table presents amounts included in the consolidated statements of income for the six months ended September 30, 2024 and 2025 related to derivatives used for trading and non-trading
purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Six months ended September 30
	2024	2025
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥(24)	¥(307)
Interest rate contracts	(95)	97
Credit contracts	20	(119)
Foreign exchange contracts	1	(116)
Other contracts	(6)	8

Total	¥(104)	¥(437)

(1)
Includes net gains (losses) on derivatives used for
non-trading
purposes which are not designated as fair value or net investment hedges. For the six months ended September 30, 2024 and 2025, net gains (losses) for these non-trading
derivatives were not significant.

F-4
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2025 and September 30, 2025.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued

	March 31, 2025	September 30, 2025	March 31, 2025	September 30, 2025	March 31, 2025	September 30, 2025
Long-term borrowings	¥3,057	¥3,297	¥122	¥91	¥3	¥3

Total	¥3,057	¥3,297	¥122	¥91	¥3	¥3

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense and Revenue-Other
, respectively together with the change in fair value of the hedged items. Similar to interest payables arising from hedged long-term borrowings, cash flows from interest rate contracts designated as fair value hedges are reported as cash flows from operating activities in the consolidated statements of cash flows.
The following tables present gains (losses) included in the consolidated statements of income for the six months ended September 30, 2024 and 2025 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2024	2025
Derivatives designated as fair value hedging instruments:
Interest rate contracts	¥102	¥33

Total	¥102	¥33

Hedged items in fair value hedges:
Long-term borrowings	¥(102)	¥(33)

Total	¥(102)	¥(33)

F-4
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Net investment hedges
Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative
financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)—Change in cumulative translation adjustments
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.
The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the six months ended September 30, 2024 and 2025.

	Billions of yen
	Six months ended September 30
	2024	2025
Net investment hedging instruments:
Foreign exchange contracts	¥(8)	¥(14)

Total	¥(8)	¥(14)

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue
—
Net gain on trading
in the consolidated statements of income. The amount of gains (losses) was not significant during the six months ended September 30, 2024 and 2025.
Derivatives containing credit risk related contingent features
Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2025 was ¥770 billion with related collateral pledged of ¥628 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of March 31, 2025, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥8 billion.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of September 30, 2025 was ¥901 billion with related collateral pledged of ¥668 billion. In the event of a one-notch
downgrade to Nomura’s long-term credit rating in effect as of September 30, 2025, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥5 billion.

F-4
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Credit derivatives
Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.
Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.
Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.
The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single reference entity or obligation. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.
Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.
Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.
Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.
The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.
Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:
Probability of default
: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are, therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.
Recovery value on the underlying asset
: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

F-4
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2025 and September 30, 2025.

	Billions of yen
	March 31, 2025
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (1) (Asset) / Liability	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(156)	¥11,480	¥1,730	¥3,124	¥4,963	¥1,663	¥(6,711)
Credit default swap indices	(221)	15,488	1,465	3,168	7,877	2,978	(8,097)
Other credit risk related portfolio products	28	1,236	124	464	571	77	(785)
Credit-risk related options and swaptions	0	171	—	11	79	81	(42)

Total	¥(349)	¥28,375	¥3,319	¥6,767	¥13,490	¥4,799	¥(15,635)

	Billions of yen
	September 30, 2025
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(134)	¥16,864	¥1,552	¥3,782	¥9,027	¥2,503	¥(10,615)
Credit default swap indices	(144)	105,686	1,841	5,570	58,513	39,762	(95,869)
Other credit risk related portfolio products	10	1,266	126	372	724	44	(686)
Credit-risk related options and swaptions	0	107	—	10	95	2	(57)

Total	¥(268)	¥123,923	¥3,519	¥9,734	¥68,359	¥42,311	¥(107,227)

(1)
Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of the underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2025
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥571	¥1,855	¥3,488	¥4,213	¥655	¥698	¥11,480
Credit default swap indices	32	38	3,958	10,256	277	927	15,488
Other credit risk-related portfolio products	—	—	24	748	20	444	1,236
Credit risk-related options and swaptions	—	—	—	127	—	44	171

Total	¥603	¥1,893	¥7,470	¥15,344	¥952	¥2,113	¥28,375

F-4
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2025
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥106	¥2,570	¥5,585	¥6,674	¥1,101	¥828	¥16,864
Credit default swap indices	39	976	5,810	18,335	80,013	513	105,686
Other credit risk related portfolio products	—	—	34	506	190	536	1,266
Credit-risk related options and swaptions	—	96	—	—	11	—	107

Total	¥145	¥3,642	¥11,429	¥25,515	¥81,315	¥1,877	¥123,923

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
Derivatives entered into in contemplation of sales of financial assets
Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance
total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowings
in the consolidated balance sheets.
Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. There were no new contracts signed during the six months ended September 30, 2025. The following table provides information about relevant transactions outstanding as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025	September 30, 2025
Gross cash proceeds received at transfer dates	¥60,715	¥56,876
Fair value of transferred securities at transfer dates	¥60,591	¥56,758
Fair value of transferred securities at reporting dates	¥41,101	¥35,151
Gross derivative liabilities arising from the transactions at reporting dates (1)	¥19,401	¥21,512

(1)
Amounts presented on a gross basis, before the application of counterparty offsetting and are reported within
Trading liabilities
in the consolidated balance sheets as of March 31, 2025 and September 30, 2025. Of these gross derivative liability amounts, ¥19,401 million and ¥21,512 million are included in interest rate contracts used for trading purposes as of March 31, 2025 and September 30, 2025 respectively as disclosed in Note 3 “
Derivative instruments and hedging activities
.”

F-4
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

4. Revenue from services provided to customers
Revenue by types of service
The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the six months ended September 30, 2024 and 2025.

	Millions of yen
	Six months ended September 30
	2024	2025
Commissions	¥204,113	¥205,655
Fees from investment banking	94,586	82,911
Asset management and portfolio service fees	184,181	195,342
Other revenue	30,472	32,559

Total	¥513,352	¥516,467

Commissions
represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Wealth Management Division and to a lesser extent, the Wholesale Division.
The following table shows a breakdown of
Commissions
for the six months ended September 30, 2024 and 2025.

	Millions of yen
	Six months ended September 30
	2024	2025
Brokerage commissions	¥131,886	¥130,027
Commissions for distribution of investment trust	34,762	28,609
Other commissions	37,465	47,019

Total	¥204,113	¥205,655

Fees from investment banking
represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Wealth Management Division.
The following table shows the breakdown of
Fees from investment banking
for the six months ended September 30, 2024 and 2025.

	Millions of yen
	Six months ended September 30
	2024	2025
Equity underwriting and distribution fees	¥26,669	¥8,579
Debt underwriting and distribution fees	20,212	25,287
Financial advisory fees	31,912	35,289
Other fees	15,793	13,756

Total	¥94,586	¥82,911

Asset management and portfolio service fees
represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Wealth Management Division.
The following table shows the breakdown of
Asset management and portfolio service fees
for the six months ended September 30, 2024 and 2025.

	Millions of yen
	Six months ended September 30
	2024	2025
Asset management fees	¥114,136	¥122,865
Administration fees	53,765	55,264
Custodial fees	16,280	17,213

Total	¥184,181	¥195,342

F-

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers
•
Trade execution and clearing commissions recognized at a point in time, namely trade date.

•
Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•
Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services
•
Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•
Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•
Issuance of fairness opinions

•
Structuring complex financial instruments for customers

•
Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•
Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•
Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•
Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services
•
Underwriting of debt, equity and other financial instruments on behalf of customers

•
Distributing securities on behalf of issuers

•
Arranging loan financing for customers

•
Syndicating loan financing on behalf of customer

•
Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•
Commitment fees where draw down of the facility is deemed remote are recognized on a straight-line basis over the life of the facility based on time elapsed.

•
Underwriting and syndication costs are recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

F-5
0

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers
•
Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis over the term of the contract based on time elapsed.

•
Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•
Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.
The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “
Revenue from Contracts with Customers
” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer.

F-5
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Customer contract balances
When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.
A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in
Receivables from Customers
within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in
Payables to Customers
within Nomura’s consolidated balance sheet.
The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amounts of contract assets as of March 31, 2025 and September 30, 2025 were not significant.

	Millions of yen
	March 31, 2025	September 30, 2025
Customer contract receivables	¥114,158	¥119,639
Contract liabilities (1)	5,276	5,637

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2024 and 2025 were recognized as revenue for the six months ended September 30, 2024 and 2025, respectively.
Nomura recognized ¥2,151 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2024. Nomura recognized ¥1,337 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2025.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥550 million as of March 31, 2025 and ¥208 million as of September 30, 2025. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, consideration arising from contracts with customers does not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs
,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2025 and September 30, 2025 were not significant.

F-5
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

5. Collateralized transactions:
Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.
Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out
and offsetting rights within these agreements.
Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparties and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out
and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out
and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese
government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.
Offsetting of certain collateralized transactions
Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC
210-20
are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out
and offsetting rights under relevant master netting agreements.
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2025 and September 30, 2025, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

F-5
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2025
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥43,464	¥4,656	¥45,747	¥2,347
Less: Amounts offset in the consolidated balance sheets (2)	(29,459)	—	(29,459)	—

Total net amounts as reported on the face of the consolidated balance sheets (3)	¥14,005	¥4,656	¥16,288	¥2,347

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(13,422)	(2,941)	(13,800)	(2,162)
Cash collateral	(3)	—	(4)	—

Net amount	¥580	¥1,715	¥2,484	¥185

	Billions of yen
	September 30, 2025
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥46,476	¥4,417	¥48,701	¥2,573
Less: Amounts offset in the consolidated balance sheets (2)	(33,075)	—	(33,075)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥13,401	¥4,417	¥15,626	¥2,573

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(12,805)	(2,928)	(13,522)	(2,350)
Cash collateral	(1)	—	(2)	—

Net amount	¥595	¥1,489	¥2,102	¥223

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2025, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥441 billion and ¥1,973 billion, respectively. As of March 31, 2025, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,528 billion and ¥111 billion, respectively. As of September 30, 2025, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥380 billion and ¥1,427 billion, respectively. As of September 30, 2025, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,302 billion and ¥148 billion, respectively.

(2)
Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC
210-20.
Amounts offset include transactions carried at fair value through election of the fair value option.

(3)
Reverse repurchase agreements and securities borrowing transactions are reported within
Collateralized agreements
—
Securities purchased under agreements to resell
and
Collateralized agreements
—
Securities borrowed
in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively.

(4)
Represent amounts which are not permitted to be offset on the face of the consolidated balance sheets in accordance with ASC
210-20
but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “
Derivative instruments and hedging activities.
”

F-5
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Maturity analysis of repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2025 and September 30,2025. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2025
	Overnight and open (1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥19,523	¥20,673	¥2,466	¥1,848	¥1,237	¥45,747
Securities lending transactions	1,384	144	14	255	550	2,347

Total gross recognized liabilities (2)	¥20,907	¥20,817	¥2,480	¥2,103	¥1,787	¥48,094

	Billions of yen
	September 30, 2025
	Overnight and open (1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥19,865	¥22,751	¥2,612	¥1,930	¥1,543	¥48,701
Securities lending transactions	1,387	202	30	300	654	2,573

Total gross recognized liabilities (2)	¥21,252	¥22,953	¥2,642	¥2,230	¥2,197	¥51,274

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

F-5
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Securities transferred in repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities and other financial assets transferred by Nomura to counterparties as of March 31, 2025 and September 30, 2025. Amounts reported are shown prior to counterparty netting in accordance with ASC
210-20.

	Billions of yen
	March 31, 2025
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥401	¥1,734	¥2,135
Japanese government, agency and municipal securities	2,202	1	2,203
Foreign government, agency and municipal securities	34,569	81	34,650
Bank and corporate debt securities	3,881	369	4,250
Commercial mortgage-backed securities (“CMBS”)	29	—	29
Residential mortgage-backed securities (“RMBS”) (1)	4,466	—	4,466
Collateralized debt obligations (“CDOs”) and other	177	—	177
Investment trust funds and other	22	162	184

Total gross recognized liabilities (2)	¥45,747	¥2,347	¥48,094

	Billions of yen
	September 30, 2025
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥417	¥2,111	¥2,528
Japanese government, agency and municipal securities	2,341	30	2,371
Foreign government, agency and municipal securities	36,403	122	36,525
Bank and corporate debt securities	4,606	278	4,884
Commercial mortgage-backed securities (“CMBS”)	33	—	33
Residential mortgage-backed securities (“RMBS”) (1)	4,647	—	4,647
Collateralized debt obligations (“CDOs”) and other	252	—	252
Investment trust funds and other	2	32	34

Total gross recognized liabilities (2)	¥48,701	¥2,573	¥51,274

(1)
Includes ¥3,586 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2025. Includes ¥3,759 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of September 30, 2025.

(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing
—
Securities sold under agreements to repurchase
and
Collateralized financing
—
Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The securities received and the liability are reported within
Other assets-Other
and
Other liabilities
in the consolidated balance sheets, respectively. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2025 and September 30, 2025.

F-5
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2025	September 30, 2025
The fair value of collateral received	¥64,853	¥68,052
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	48,717	50,043
Collateral is generally sourced from securities purchased under agreement to resell, securities borrowing transactions, secured loans and from derivative transactions. Collateral is used together with owned securities and other financial assets to cover short sales, collateralize repurchase transactions, other secured financings and derivative transactions.
Assets pledged by Nomura
Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as
Assets pledged
within
Trading assets, Investments in equity securities
and
Investments in and advances to affiliated companies
in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025	September 30, 2025
Trading assets:
Equities and convertible securities	¥326,398	¥317,198
Government and government agency securities	1,134,816	1,075,330
Bank and corporate debt securities	86,034	114,080
Residential mortgage-backed securities (“RMBS”)	2,626,708	2,673,179
Collateralized debt obligations (“CDOs”) and other (1)	12,391	14,275
Investment trust funds and other	21,042	2,393

	¥4,207,389	¥4,196,455

Non-trading debt securities (2)	¥15,896	¥16,290
Investments in and advances to affiliated companies (3)	¥16,124	¥16,952

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.
The following table presents the carrying amount of financial and non-financial
assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025	September 30, 2025
Loans and receivables	¥627,090	¥687,103
Trading assets and private equity and debt investments	1,766,083	1,750,966
Office buildings, land, equipment and facilities	2,933	6,942
Non-trading debt securities	117,655	157,825
Investments in and advances to affiliated companies	2	3
Other	1,333	8,808

	¥2,515,096	¥2,611,647

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and derivative transactions. The above table also includes financial assets which continue to be recognized on the consolidated balance sheets as they fail the criteria for derecognition under ASC 860. The associated liabilities with these transactions are reported as trading balances of secured borrowings reported in
Long-term borrowings
.

F-5
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

6.
Non-trading
investments:
Available-for-sale
(“AFS”) debt securities
Amortized cost and fair value amounts of AFS debt securities
The following table presents the amortized cost and fair value of major types of AFS debt securities as well as cumulative unrealized gains and unrealized losses recognized through
Accumulated other comprehensive income (loss)
since acquisition as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025
	Amortized cost (1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥25,001	¥—	¥(187)	¥24,814
Japanese agency and municipal securities	81,913	19	(1,495)	80,437
Bank and corporate debt securities	1,790	—	(11)	1,779

Total	¥108,704	¥19	¥(1,693)	¥107,030

	Millions of yen
	September 30, 2025
	Amortized cost (1)	Unrealized gains	Unrealized losses	Fair value
Japanese government securities	¥65,008	¥—	¥(248)	¥64,760
Japanese agency and municipal securities	120,963	—	(1,814)	119,149
Bank and corporate debt securities	9,668	—	(69)	9,599

Total	¥195,639	¥—	¥(2,131)	¥193,508

(1)	No allowances for credit losses have been recognized as of March 31, 2025 and September 30, 2025.
The following table presents the amortized cost and fair value of AFS debt securities, categorized by contractual maturity as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025		September 30, 2025
	Amortized cost (1)	Fair value	Amortized cost (1)	Fair value
Japanese government securities
less than 1 year	¥—	¥—	¥10,001	¥9,977
1 year to 5 years	25,001	24,814	55,007	54,783

Subtotal	¥25,001	¥24,814	¥65,008	¥64,760

Japanese agency and municipal securities
1 year to 5 years	¥81,913	¥80,437	¥120,963	¥119,149

Subtotal	¥81,913	¥80,437	¥120,963	¥119,149

Bank and corporate debt securities
1 year to 5 years	¥1,790	¥1,779	¥9,668	¥9,599

Subtotal	¥1,790	¥1,779	¥9,668	¥9,599

Total	¥108,704	¥107,030	¥195,639	¥193,508

(1)	No allowances for credit losses have been recognized as of March 31, 2025 and September 30, 2025 .

F-5
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

AFS debt securities in an Unrealized Loss Position
The following table presents the fair value of major types of AFS debt securities that are in an unrealized loss position as of March 31, 2025 and September 30, 2025, and the duration of the unrealized loss status. An unrealized loss exists where the fair value of an individual AFS debt security is less than its amortized cost basis.

	Millions of yen
	March 31, 2025			September 30, 2025
	Fair value	Unrealized losses	Number of debt securities	Fair value	Unrealized losses	Number of debt securities
Japanese government securities
Less than 12 months	¥24,814	¥(187)	4	¥59,864	¥(138)	7
12 months or longer	—	—	—	4,896	(110)	1

Subtotal	¥24,814	¥(187)	4	¥64,760	¥(248)	8

Japanese agency and municipal securities
Less than 12 months	¥68,063	¥(1,495)	72	¥108,024	¥(1,546)	103
12 months or longer	—	—	—	11,125	(268)	15

Subtotal	¥68,063	¥(1,495)	72	¥119,149	¥(1,814)	118

Bank and corporate debt securities
Less than 12 months	¥1,779	¥(11)	3	¥9,599	¥(69)	17

Subtotal	¥1,779	¥(11)	3	¥9,599	¥(69)	17

Total	¥94,656	¥(1,693)	79	¥193,508	¥(2,131)	143

Nomura does not intend to sell, nor is it likely to be required to sell, any AFS debt securities which were in an unrealized loss position as of March 31, 2025 and September 30, 2025, prior to when the fair value of each of these AFS debt securities is expected to recover above each individual amortized cost basis. No allowances for credit losses were recognized against the AFS debt securities as of March 31, 2025 and September 30, 2025.
The amount of accrued interest receivable from AFS debt securities was not significant as of March 31, 2025 and September 30, 2025. There was no
write-off
of accrued interest receivable during the six months ended September 30, 2024 and September 30, 2025, respectively.
Sales and transfers of AFS debt securities
The amount of sales of AFS debt securities was not significant during the six months ended September 30, 2024 and September 30, 2025, respectively. There were no transfers or reclassification of AFS debt securities into trading assets during the six months ended September 30, 2024 and September 30, 2025.
Held-to-maturity
(“HTM”) debt securities
As of March 31, 2025 and September 30, 2025, there were no debt securities classified as HTM debt securities.

F-

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Non-trading
equity investments
Unrealized gains and losses related to Equity Securities
The unrealized gain and losses on equity securities owned by non-BD
entities that are not investment companies during the six months ended September 30, 2024 and September 30, 2025 are ¥3,475 million loss and ¥5,121 million gain, respectively. These equity securities do not include equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option. Please refer to Note 2 “
Fair Value Measurements
” for the unrealized gains and losses on equity securities for which the fair value option has been elected.
Non-trading
equity investments elected for the fair value measurement alternative
The carrying value of
non-trading
equity investments without readily determinable fair values held by non-BD
entities carried at fair value where fair value is determined using the fair value measurement alternative as of March 31, 2025 and September 30, 2025 were ¥95,529 million and ¥99,209 million, respectively. The amounts of cumulative impairment losses and upward and downward fair value adjustments as a result of observable price changes from orderly transactions in identical or sufficiently similar equity investments were not significant as of March 31, 2025 and September 30, 2025.
During the six months ended September 30, 2024 and September 30, 2025 the amounts of impairment losses and upward and downward fair value adjustments recognized for these non-trading
equity investments were not significant.

F-6
0

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

7. Securitizations and Variable Interest Entities:
Securitizations
Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within
Trading assets
in Nomura’s consolidated balance sheets, with the change in fair value reported within
Revenue
—
Net gain on trading
. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the six months ended September 30, 2024 and September 30, 2025, Nomura received cash proceeds from SPEs in new securitizations of ¥305 billion and ¥247 billion, respectively, and the associated gain on sale was immaterial. For the six months ended September 30, 2024 and September 30, 2025, Nomura received debt securities issued by these SPEs with an initial fair value of ¥270 billion and ¥359 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥330 billion and ¥449 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥7,123 billion and ¥7,596 billion as of March 31, 2025 and September 30, 2025, respectively. Those transferred financial assets are substantially government, agency and municipal securities. Nomura’s retained interests were ¥250 billion and ¥190 billion, as of March 31, 2025 and September 30, 2025, respectively. For the six months ended September 30, 2024 and September 30, 2025, Nomura received cash flows of ¥13 billion and ¥18 billion, respectively, from the SPEs on the retained interests held in the SPEs.
Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2025 and September 30, 2025.

F-6
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2025
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥241	¥—	¥241	¥241	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	9	9	2	7

Total	¥—	¥241	¥9	¥250	¥243	¥7

	Billions of yen
	September 30, 2025
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥180	¥—	¥180	¥180	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	10	10	—	10

Total	¥—	¥180	¥10	¥190	¥180	¥10

As of March 31, 2025 and September 30, 2025, the retained interests held by Nomura were predominantly valued using significant observable prices. The initial fair values of these retained interests were mostly level 2 in the fair value hierarchy.
The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within
Borrowings.
The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse
to Nomura.

	Billions of yen
	March 31, 2025	September 30, 2025
Assets
Trading assets
Japanese government securities	¥1	¥1
Loans for trading purposes	66	155
Loans receivable	481	397

Total	¥548	¥553

Liabilities
Borrowings	¥548	¥553

F-6
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Variable Interest Entities (“VIEs”)
In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.
If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and consolidates the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.
The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.
For many transactions, such as where VIEs are used for
re-securitizations
of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization
transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.

F-6
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2025 and September 30, 2025. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31, 2025	September 30, 2025
Consolidated VIE assets
Cash and cash equivalents	¥14	¥21
Trading assets
Equities	527	555
Debt securities	643	635
CMBS and RMBS	64	47
Derivatives	1	1
Private equity and debt investments	83	131
Office buildings, land, equipment and facilities	3	13
Other	236	304

Total	¥1,571	¥1,707

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥0	¥1
Borrowings
Short-term borrowings	112	87
Long-term borrowings	935	902
Other	156	191

Total	¥1,203	¥1,181

On a quarterly basis, Nomura reassesses its involvement with the VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.
Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

F-6
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2025
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥23	¥—	¥23
Debt securities	80	—	80
CMBS and RMBS	3,288	—	3,288
Investment trust funds and other	129	—	129
Private equity and debt investments	23	—	23
Loans	1,712	—	1,712
Other	23	—	23
Commitments to extend credit and other guarantees	—	—	167

Total	¥5,278	¥—	¥5,445

	Billions of yen
	September 30, 2025
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥23	¥—	¥23
Debt securities	72	—	72
CMBS and RMBS	3,035	—	3,035
Investment trust funds and other	143	—	143
Private equity and debt investments	24	—	24
Loans	1,711	—	1,711
Other	30	—	30
Commitments to extend credit and other guarantees	—	—	214

Total	¥5,038	¥—	¥5,252

The above does not include certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.

F-6
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

8. Financing receivables:
In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.
The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC 326 “
Financial Instruments
—
Credit Losses
” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowance for credit losses
.
Collateralized agreements
Collateralized agreements consist of reverse repurchase agreements reported as
Securities purchased under agreements to resell
and securities borrowing transactions reported as
Securities borrowed
in the consolidated balance sheets, including those executed under Japanese Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash
collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those transactions carried at fair value through election of the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not typically significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.
See Note 5 “
Collateralized transactions
” for more information about these types of financial instruments.
Loans receivable
The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, and corporate loans.
Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.
Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage activities provided by Nomura’s Wealth Management Division. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value
(“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are therefore usually not significant.
Corporate loans are primarily commercial loans provided to corporate clients excluding loans at banks. Corporate loans include loans secured by real estate or securities and, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks. Advances to affiliated companies include loans to affiliated companies.

F-6
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present a summary of loans receivable reported within
Loans and receivables
or
Investments in and advances to
affiliated companies
in the consolidated balance sheets as of March 31, 2025, and September 30, 2025 by portfolio segment.

	Millions of yen
	March 31, 2025
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥1,045,787	¥—	¥1,045,787
Short-term secured margin loans	796,936	—	796,936
Corporate loans	2,003,909	2,178,376	4,182,285

Total loans receivables	¥3,846,632	¥2,178,376	¥6,025,008

Advances to affiliated companies	4,008	4,946	8,954

Total	¥3,850,640	¥2,183,322	¥6,033,962

	Millions of yen
	September 30, 2025
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥1,093,678	¥—	¥1,093,678
Short-term secured margin loans	856,627	—	856,627
Corporate loans	1,951,178	2,531,009	4,482,187

Total loans receivables	¥3,901,483	¥2,531,009	¥6,432,492

Advances to affiliated companies	4,000	9,409	13,409

Total	¥3,905,483	¥2,540,418	¥6,445,901

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases or sales of loans receivable during the six months ended September 30, 2024 and 2025, respectively.
There were also no significant reclassifications of loans receivable to or from trading assets during the six months ended September 30, 2024 and 2025, respectively.
Net unamortized deferred fees and costs, unamortized premiums and discounts related to loans receivable carried at amortized cost were not significant as of March 31, 2025 and September 30, 2025.

F-6
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Allowances for current expected credit losses
Management has established allowances for current expected credit losses using the current expected credit losses impairment model (“CECL impairment model”) against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable and HTM debt securities;

•	Written unfunded loan commitments and other off-balance sheet financial instruments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties, reinsurance benefits, and net investments in finance leases.
Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads.
The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowances for current expected credit losses on the best information available, future adjustments to the allowances may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.
Nomura writes off uncollectible accrued interest receivable on a timely basis, and has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2025 was ¥11,448 million. The amount of accrued interest receivable as of September 30, 2025 was ¥12,266 million.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied.
Financial instruments subject to the CECL impairment model are written off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.

F-6
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the six months ended September 30, 2025.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments, HTM debt securities, other off-balance sheet financial instruments and certain deposits
•
Full loss rate model developed by Nomura’s Risk department

•
Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•
PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•
Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•
For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans
•
For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326, expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•
Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables
•
Expected credit losses typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

See Note 6 “
Non-trading
investments
” for further information with respect to impairment assessment with respect to AFS debt securities.

F-

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present changes in the allowances for current expected credit losses for the six months ended September 30, 2024 and 2025 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Six months ended September 30, 2024
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥785	¥—	¥1,631	¥2,416	¥15,631	¥18,047
Provision for credit losses	49	—	(165)	(116)	13	(103)
Write-offs	—	—	—	—	—	—
Other (2)	—	—	(89)	(89)	(1,231)	(1,320)

Ending balance	¥834	¥—	¥1,377	¥2,211	¥14,413	¥16,624

	Millions of yen
	Six months ended September 30, 2025
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥884	¥—	¥1,659	¥2,543	¥14,377	¥16,920
Provision for credit losses	(627)	—	217	(410)	1	(409)
Write-offs	—	—	—	—	—	—
Other (2)	—	—	(76)	(76)	(122)	(198)

Ending balance	¥257	¥—	¥1,800	¥2,057	¥14,256	¥16,313

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)	Primarily includes recoveries and foreign exchange movements.The amounts of recoveries for the six months ended September 30, 2024 and 2025 were not significant.

F-7
0

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Modifications of loans from borrowers experiencing financial difficulty
In the ordinary course of business, Nomura may modify loans classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or for relationship reasons. These modifications occur when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower including, but not limited to, interest rate reductions, term extensions, other-than-insignificant payment delays and principal forgiveness that would not otherwise have been required under the terms of the original agreement.
Expected credit losses for these types of modification which only involve modification of the loan’s terms (rather than receipt of assets in full or partial satisfaction) are now typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of loans from borrowers experiencing financial difficulty are recognized at fair value.
The amounts of modifications of loans from borrowers experiencing financial difficulty which occurred during the six months ended September 30, 2024 and 2025 were not significant.
Nonaccrual and past due loans
Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the underlying loan is 90 days or more past due.
Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable is reversed against revenue and no further accrual of interest is permitted. Interest income is subsequently recognized when a cash payment is received from the borrower using the cash basis method.
Generally, loans are only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.
As of March 31, 2025, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
As of September 30, 2025, the amount of loans which were placed on a nonaccrual status was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
Credit quality indicators
Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing
credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.
The following tables present an analysis of each portfolio segment not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2025 and September 30, 2025.

F-7
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2025
	2025	2024	2023	2022	2021	2020 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥119,134	¥231,869	¥2,837	¥7,517	¥5,000	¥23,453	¥—	¥389,810
BB-CCC	125,213	219,055	15,000	8,439	—	1,151	—	368,858
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	243,034	—	—	—	—	—	243,034

Total secured loans at banks	¥244,347	¥693,958	¥17,837	¥15,956	¥5,000	¥24,604	¥—	¥1,001,702

Unsecured loans at banks:
AAA-BBB	¥4,500	¥1,377	¥300	¥1,735	¥7,700	¥23,875	¥—	¥39,487
BB-CCC	703	1,000	756	—	—	2,139	—	4,598
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥5,203	¥2,377	¥1,056	¥1,735	¥7,700	¥26,014	¥—	¥44,085

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	—	—	—	—	—	474,019	322,917	796,936

Total short-term secured margin loans	¥—	¥—	¥—	¥—	¥—	¥474,019	¥322,917	¥796,936

Secured corporate loans:
AAA-BBB	¥58,325	¥289,986	¥266,380	¥89,955	¥90,419	¥159,346	¥385,419	¥1,339,830
BB-CCC	1	32,529	50,893	25,157	4,424	41,270	199,701	353,975
CC-D	—	—	—	—	—	—	—	—
Others (1)	131,132	34,567	—	1,640	—	115	84	167,538

Total secured corporate loans	¥189,458	¥357,082	¥317,273	¥116,752	¥94,843	¥200,731	¥585,204	¥1,861,343

F-7
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2025
	2025	2024	2023	2022	2021	2020 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	147	21	119	—	529	141,750	—	142,566

Total unsecured corporate loans	¥147	¥21	¥119	¥—	¥529	¥141,750	¥—	¥142,566

Advances to affiliated companies
AAA-BBB	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥—	¥8	¥3,000	¥1,000	¥—	¥—	¥4,008

Total	¥439,155	¥1,053,438	¥336,293	¥137,443	¥109,072	¥867,118	¥908,121	¥3,850,640

(1)	Relates to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write offs for the year ended March 31, 2025 were not significant.

F-7
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2025
	2025	2024	2023	2022	2021	2020 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥327,105	¥90,443	¥1,916	¥7,398	¥4,850	¥27,219	¥—	¥458,931
BB-CCC	253,446	69,165	15,260	8,413	—	802	—	347,086
CC-D	—	—	—	—	—	—	—	—
Others (1)	256,379	—	—	—	—	—	—	256,379

Total secured loans at banks	¥836,930	¥159,608	¥17,176	¥15,811	¥4,850	¥28,021	¥—	¥1,062,396

Unsecured loans at banks:
AAA-BBB	¥5,250	¥1,377	¥300	¥835	¥6,700	¥12,761	¥—	¥27,223
BB-CCC	803	1,000	756	—	—	1,500	—	4,059
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥6,053	¥2,377	¥1,056	¥835	¥6,700	¥14,261	¥—	¥31,282

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	538,366	19,680	—	—	—	—	298,581	856,627

Total short-term secured margin loans	¥538,366	¥19,680	¥—	¥—	¥—	¥—	¥298,581	¥856,627

Secured corporate loans:
AAA-BBB	¥123,787	¥281,796	¥232,627	¥135,846	¥182,795	¥153,535	¥429,880	¥1,540,266
BB-CCC	121	35,473	61,971	26,727	4,765	30,244	66,786	226,087
CC-D	—	—	—	1,808	—	—	—	1,808
Others (1)	40,966	106	—	—	—	—	85	41,157

Total secured corporate loans	¥164,874	¥317,375	¥294,598	¥164,381	¥187,560	¥183,779	¥496,751	¥1,809,318

F-7
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2025
	2025	2024	2023	2022	2021	2020 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	169	21	119	—	526	141,025	—	141,860

Total unsecured corporate loans	¥169	¥21	¥119	¥—	¥526	¥141,025	¥—	¥141,860

Advances to affiliated companies
AAA-BBB	¥—	¥—	¥—	¥3,000	¥1,000	¥—	¥—	¥4,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥—	¥—	¥3,000	¥1,000	¥—	¥—	¥4,000

Total	¥1,546,392	¥499,061	¥312,949	¥184,027	¥200,636	¥367,086	¥795,332	¥3,905,483

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	The amounts of write-offs as of September 30, 2025 were not significant.

F-7
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents a definition of each of the internal ratings used in the Nomura.

Rating Range	Definition
AAA	Highest credit quality category. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but higher that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changes in circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range,’ but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—higher than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – higher than that of‘B range’.

CC	An obligor or facility is currently highly vulnerable to insolvency or is under distressed debt restructuring. Due to insolvency concern or payment failure, a termination notice and close out is initiated. It also includes a solvent obligor past due on financial obligations by more than three months. The obligor continues to be a going-concern.

C	An obligor or facility is imminent to file for bankruptcy (i.e. Chapter 11 or equivalent) in the near-term. The going-concern status is about to cease; unless for an extraordinary turnaround event.

D	An Obligor or facility has filed for bankruptcy, administration, receivership, liquidation or other winding up or cessation of business of an obligor or other similar situations. D range includes sale of assets (i.e. loans) at a material loss of more than 30%, or the obligor is externally rated ‘D range’ by any Designated External Rating Agencies.
Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

F-7
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

9. Leases:
Nomura as lessor
Nomura leases real estate and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within
Other assets
—
Office buildings, land, equipment and facilities.
The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2025 and September 30, 2025.

	Millions of yen
	March 31, 2025			September 30, 2025
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥21	¥—	¥21	¥3,433	¥—	¥3,433
Aircraft	2,757	(127)	2,630	10,043	(77)	9,966

Total	¥2,778	¥(127)	¥2,651	¥13,476	¥(77)	¥13,399

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate used by Nomura.
Nomura recognized lease income of ¥684 million for the six months ended September 30, 2024 and ¥237 million for the six months ended September 30, 2025. These are included in the consolidated statements of income within
Revenue
—
Other.
The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of September 30, 2025. Amounts in connection with finance leases were not significant.

Millions of yen
September 30, 2025
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥863
1 to 2 years	863
2 to 3 years	863
3 to 4 years	863
4 to 5 years	863
More than 5 years	3,936

Total	¥8,251

F-7
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

10. Other assets—Other / Other liabilities:
The following table presents components of
Other assets
—
Other and Other liabilities
in the consolidated balance sheets as of March 31, 2025 and as of September 30, 2025.

	Millions of yen
	March 31, 2025	September 30, 2025
Other assets—Other:
Securities received as collateral	¥382,780	¥380,001
Goodwill and other intangible assets (1)	73,345	75,965
Net deferred tax assets (2)	25,224	31,505
Investments in equity securities for other than operating purposes (3)	302,973	367,530
Deposit receivables (4)	214,587	202,698
Prepaid expenses	28,003	30,635
Other	97,561	111,131

Total	¥1,124,473	¥1,199,465

Other liabilities:
Obligation to return securities received as collateral	¥382,780	¥380,001
Accrued income taxes	88,424	82,289
Net deferred tax liabilities (2)	113,820	124,414
Other accrued expenses and provisions	551,064	512,955
Operating lease liabilities	174,132	163,701
Other	146,378	146,895

Total	¥1,456,598	¥1,410,255

(1)	Mainly includes crypto assets.
(2)
Net deferred tax assets are deferred tax assets offset by deferred tax liabilities which relate to the same tax-paying
component within a particular tax jurisdiction. Net deferred tax liabilities are deferred tax liabilities offset by deferred tax assets which relate to the same tax-paying
component within a particular tax jurisdiction.

(3)	Includes equity securities without a readily determinable fair value. See Note 6 “ Non-trading investments ” for further information.
(4)	Includes Japan Securities Clearing Corporation’s clearing fund.

F-7
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

11. Deposits received at banks
Noninterest-bearing deposits and interest-bearing deposits
The following table presents deposit liabilities both domestically in Japan and overseas as of March 31, 2025 and September 30, 2025 analyzed between those which are interest and non-interesting
bearing in nature.

	Millions of yen
	March 31, 2025	September 30, 2025
Domestic
Noninterest-bearing deposits	¥28,627	¥42,688
Interest-bearing deposits	1,477,496	1,544,570

Subtotal	¥1,506,123	¥1,587,258

Foreign
Noninterest-bearing deposits	¥—	¥10,860
Interest-bearing deposits	1,599,458	1,689,975

Subtotal	¥1,599,458	¥1,700,835
Total	¥3,105,581	¥3,288,093

Remaining maturities of time deposits and certificates of deposits
The following table presents the total balance of time deposits and certificates of deposit issued both domestically in Japan and overseas as of September 30, 2025 by remaining maturity.

	Millions of yen
	Time deposits	Certificates of deposit	Total
Domestic
Due in one year or less	¥673,348	¥342,871	¥1,016,219
Due after one year through two years	26,109	—	26,109
Due after two years through three years	17,401	—	17,401
Due after three years through four years	2,345	—	2,345
Due after four years through five years	2,257	—	2,257
Due after five years	209,726	—	209,726

Subtotal	¥931,186	¥342,871	¥1,274,057

Foreign
Due in one year or less	¥1,085,633	¥—	¥1,085,633
Due after one year through two years	14,496	—	14,496

Subtotal	¥1,100,129	¥—	¥1,100,129

Total	¥2,031,315	¥342,871	¥2,374,186

Uninsured time deposits and certificate of deposits
The total amounts of uninsured deposit liabilities as of March 31, 2025 and September 30, 2025 were ¥1,918 billion and ¥2,232 billion, respectively. This amount is determined as the total portion of the outstanding deposit balance which is not protected by a statutory deposit insurance regime in the jurisdiction in which the deposit is held. Such insurance regimes typically only protect certain types of deposit and also only up to a specific amount invested by each client.

F-

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

12. Earnings per share:
A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2024	2025
Basic—
Net income attributable to NHI shareholders	¥167,325	¥196,643
Weighted average number of shares outstanding	2,954,723,390	2,955,292,000
Net income attributable to NHI shareholders per share	¥56.63	¥66.54

Diluted—
Net income attributable to NHI shareholders	¥167,209	¥196,543
Weighted average number of shares outstanding	3,063,523,353	3,045,701,918
Net income attributable to NHI shareholders per share	¥54.58	¥64.53

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the six months ended September 30, 2024 and 2025, arising from options to purchase common stock issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted EPS reflects the potential issuance of NHI Shares arising from stock-based compensation plans which grant Stock Acquisition Rights, Restricted Stock Units (“RSUs”) and Performance Share Units (“PSUs”) by the Company and affiliates, which would have minimal impact on EPS for the six months ended September 30, 2024 and 2025.
There were no stock-options and other stock-based compensation plans to purchase NHI shares that had an antidilutive effect for the six months ended September 30, 2025.

F-8
0

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

13. Employee benefit plans:
Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.
Net periodic benefit cost
The net periodic benefit cost of the defined benefit plans of Japanese entities includes the following components.

	Millions of yen
	Six months ended September 30
	2024	2025
Service cost	¥2,884	¥2,702
Interest cost	2,020	2,528
Expected return on plan assets	(2,833)	(2,684)
Amortization of net actuarial losses	922	368
Amortization of prior service cost	(230)	(271)

Net periodic benefit cost	¥2,763	¥2,643

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

F-8
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

14. Income taxes:
For the six months ended September 30, 2024, the difference between the effective statutory tax rate of 31% and the effective tax rate of 28.3% was mainly due to decrease in valuation allowance, whereas non-deductible
expenses increased the effective tax rate.
For the six months ended September 30, 2025, the difference between the effective statutory tax rate of 31% and the effective tax rate of 31.5% was mainly due to non-deductible
expenses, whereas different tax rate applicable to income (loss) of foreign subsidiaries decreased the effective tax rate.

F-8
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

15. Other comprehensive income (loss):
Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended September 30, 2024
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥444,071	¥(95,531)	¥—	¥(95,531)	¥348,540
Pension liability adjustment	(19,512)	(1,507)	552	(955)	(20,467)
Net unrealized gain (loss) on non-trading debt securities	—	(27)	—	(27)	(27)
Own credit adjustments	35,425	9,439	(181)	9,258	44,683

Total	¥459,984	¥(87,626)	¥371	¥(87,255)	¥372,729

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Six months ended September 30, 2025
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥407,977	¥3,746	¥2	¥3,748	¥411,725
Pension liability adjustment	(7,105)	(4,807)	269	(4,538)	(11,643)
Net unrealized gain (loss) on non-trading debt securities	(1,147)	(313)	—	(313)	(1,460)
Own credit adjustments	48,083	(41,755)	(545)	(42,300)	5,783

Total	¥447,808	¥(43,129)	¥(274)	¥(43,403)	¥404,405

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

F-8
3

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

16. Commitments, contingencies and guarantees:
Commitments—
Credit and investment commitments
In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.
Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.
On April 22, 2025, Nomura entered into a share purchase agreement to acquire all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à.r.l., and Macquarie Investment Management Holdings (Austria) GmbH (“Macquarie acquisition”). The legal transfer of these interests and control of these companies were completed on December 1, 2025. Please refer to Note 18 “
Subsequent events
” in our interim consolidated financial statements for the details of the transaction.
The Macquarie acquisition will be accounted for as a business combination in accordance with ASC 805 “
Business Combinations
,” and as a result of this acquisition, Nomura will recognize goodwill and certain intangible assets. The outstanding commitment under this agreement is included below in commitments to invest.
The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2025	September 30, 2025
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥2,038,836	¥2,821,557
Other commitments to extend credit	1,199,287	1,561,556

Total	¥3,238,123	¥4,383,113

Commitments to invest	¥25,677	¥257,665
As of September 30, 2025, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥2,821,557	¥2,821,557	¥—	¥—	¥—
Other commitments to extend credit	1,561,556	452,063	536,091	331,482	241,920

Total	¥4,383,113	¥3,273,620	¥536,091	¥331,482	¥241,920

Commitments to invest	¥257,665	¥237,323	¥3,980	¥4,069	¥12,293

F-8
4

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case
basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.
Contingencies—
Investigations, lawsuits and other legal proceedings
In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.
The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.
The Company regularly evaluates each legal proceeding and claim on a case-by-case
basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “
Contingencies
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2025 and September 30, 2025, the total liability of ¥14,240 million and ¥25,550 million have been recognized respectively, and reported within
Other liabilities
in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the loss can be reasonably estimated.
The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular interim or annual period.
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of December 12, 2025, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥
63 billion.
For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.
Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

F-8
5

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In October 2010 and June 2012, two actions were brought against Nomura International plc (“NIP”), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.
In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.
Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans as residential mortgage-backed securities (“RMBS”) by purchasing loans from third-party originators rather than originating them. These subsidiaries received and provided loan level representations and warranties that detailed borrower characteristics and property conditions, including credit status and compliance with guidelines and laws. Regarding RMBS issued between 2005 and 2007, although the subsidiaries received repurchase claims totaling $3,203 million, claims made after the expiration of the statute of limitations applicable to the breach of representation claims were rejected. Certain investors initiated breach of contract actions through the trustee from 2011 to 2014. Claims filed within the six-year
statute of limitations survived dismissal motions, leading to completed discovery. With respect to the lawsuits regarding five trusts, the lawsuits were dismissed due to settlements. With respect to settlements with the two remaining trusts, although those settlements were approved by the court, a certificateholder has appealed.
NIP is involved in two Italian civil claims relating to certain structured financial transactions that Banca Monte dei Paschi di Siena SpA (“MPS”) entered into with NIP in 2009 (“Transactions”). The Transactions have also been subject to criminal proceedings, in relation to which NIP and two former employees of NIP were acquitted on appeal and administrative sanction proceedings by the Italian financial regulatory authority, Commissione Nazionale per le Società e la Borsa, as well as other civil litigation which has been resolved.
In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary
damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken’s appeal. In January 2024, Alken appealed the Court of Appeal’s decision to the Italian Supreme Court.
In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary
damages in an amount left to be quantified by the Judge. In May 2024, the court rejected all of York’s claims. In June 2024, York appealed the decision to the Milan Court of Appeal.
On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party financial institutions were found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. The fine was provisionally paid as required. In August 2021, NIP and the Company appealed the decision to the European Union’s General Court. In March 2025, the General Court upheld the European Commission’s decision but reduced the amount of NIP’s and the Company’s fine to approximately EUR 125.6 million. In June 2025, NIP and the Company appealed the decision to the Court of Justice of the European Union.

F-8
6

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Nomura has responded to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.
In September 2017 and November 2017, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks sought to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Banks’ claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The case is transferred to the Taiwan High Court in February 2024 for appeal. The claim amount for the appeal is approximately $63 million in damages, plus interest.
In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2013. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.
In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with seven commercial suits filed with the Bombay High Court, and one commercial suit filed with the City Civil Court of Mumbai, against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were eight of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 5.2 billion in damages, plus interest.
In October 2024, NIP received a statement of claim from a Prosecutor of the Court of Auditors in Italy in relation to an advisory relationship NIP entered into with an Italian Regional counterparty in 2005. The claim alleges that NIP caused harm to the Italian Regional counterparty and as such civil damages of approximately EUR 122.8 million are payable.
The Company’s consolidated subsidiary Nomura Securities Co., Ltd. (“NSC”), is proceeding with compensation procedures concerning damages that occurred due to transactions such as the purchase and sale of securities and other financial instruments, conducted by third parties using customers’ assets through unauthorized access to securities accounts due to fraudulent activities, such as phishing. In regard to customer accounts that suffered damages from January 2025 until the implementation of NSC’s passkey authentication, while the basic principle will be to, at most, restore the accounts to the state prior to the unauthorized transactions, the handling will be dependent on the individual circumstances of each customer.
In November 2025, a counterparty issued a claim in the English courts against NIP and Nomura Singapore Limited (“NSL”) alleging that they were charged excess sums and suffered damages for breach of contract in relation to certain derivative transactions entered into by the counterparty and either NIP or NSL between 2017 and 2023. The counterparty is seeking approximately $50 million, together with interest.
In addition to the matters described above, Nomura is also involved in other matters which may include ongoing lawsuits by counterparties, other third parties or former and current employees or formal and informal reviews, requests for information, audits, assessments and investigations by regulators, taxing authorities and other governmental agencies regarding certain business activities, which may include trading, financing, prime brokerage, market-making, advisory services, investment management services, financial reporting matters and labor management, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or limitations on the ability to conduct certain business. These are not separately disclosed above on the basis that these are not currently considered significant.

F-8
7

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Guarantees—
In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.
In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.
For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.
The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.
The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2025		September 30, 2025
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts (1)(2)	¥9,399,725	¥609,318,612	¥9,848,160	¥617,917,871
Standby letters of credit and other guarantees (3)	—	4,939,056	10	4,287,086

(1)	Credit derivatives are disclosed in Note 3 “ Derivative instruments and hedging activities ” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee are minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of September 30, 2025.

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥9,848,160	¥617,917,871	¥179,495,442	¥188,872,112	¥56,037,226	¥193,513,091
Standby letters of credit and other guarantees	10	4,287,086	4,247,087	28,971	8,120	2,908

F-8
8

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

17. Segment and geographic information:
Operating segments—
Nomura’s operating management and management reporting are prepared based on the Wealth Management, the Investment Management, the Wholesale, and the Banking segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Please refer to Note 4 “
Revenue from services provided to customers
” for types of products and services offered by each reportable segment and corresponding revenue. Nomura established a new Banking Division on April 1, 2025.
In its Wealth Management, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for Japanese and overseas investors, investment and management for investment vehicles and for funds for institutional investors, and management of silent partnerships (“Tokumei kumiai”). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory. In its Banking segment, Nomura leverages the strengths of The Nomura Trust and Banking Co., Ltd. and Nomura Bank (Luxembourg) S.A. in private markets and bespoke products and meets the diverse needs of clients in areas such as asset building and estate planning.
Nomura’s Chief Operating Decision Maker (the “CODM”) is the Executive Management Board (the “EMB”) which is the management function primarily responsible for assessing performance of and allocating resources to the business segments.
Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “
Other
”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.
Business segments’ results are shown in the following tables. The EMB reviews business segment results including
Net revenue
,
Non-interest
expenses
, and
Income before income taxes
on a regular basis. The EMB uses these measures along with certain segment-specific KPIs and budgets to evaluate segment performance and to make key operating decisions, including resource and capital allocations. Business segments’ information on total assets is not disclosed as EMB does not consider such information for its operating decisions and therefore, it is not reported.
The prior period amounts have been reclassified to conform to the presentation for the six months ended September 30, 2025, in accordance with the realignment in April 2025.

F-
8
9

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Wealth Management	Investment Management	Wholesale	Banking	Other (Incl. elimination)	Total
Six months ended September 30, 2024
Non-interest revenue	¥216,885	¥105,150	¥493,208	¥18,043	¥76,650	¥909,936
Net interest revenue	5,132	(1,393)	15,019	5,434	5,634	29,826

Net revenue	222,017	103,757	508,227	23,477	82,284	939,762
Non-interest expenses (1)	136,578	48,643	441,812	14,832	59,963	701,828

Income before income taxes	¥85,439	¥55,114	¥66,415	¥8,645	¥22,321	¥237,934

Six months ended September 30, 2025
Non-interest revenue	¥215,552	¥114,308	¥530,373	¥20,461	¥133,086	¥1,013,780
Net interest revenue	6,719	(2,909)	9,882	5,235	4,440	23,367

Net revenue	222,271	111,399	540,255	25,696	137,526	1,037,147
Non-interest expenses (1)	137,993	59,161	445,207	18,902	80,587	741,850

Income before income taxes	¥84,278	¥52,238	¥95,048	¥6,794	¥56,939	¥295,297

(1)	Includes primarily personnel expenses, occupancy, technology, and professional fees.
Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “
Other.
”

F-9
0

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the major components of
Income before income taxes
in “
Other
.”

	Millions of yen
	Six months ended September 30
	2024	2025
Net gain (loss) related to economic hedging transactions	¥(1,027)	¥901
Realized gain on investments in equity securities held for operating purposes	496	2,214
Equity in earnings of affiliates	26,351	24,769
Corporate items	187	(26,818)
Other (1)(2)	(3,686)	55,873

Total	¥22,321	¥56,939

(1)	Includes the impact of Nomura’s own creditworthiness.
(2)
On April 10, 2025, Nomura sold certain land and buildings located in Takanawa 2-chome, Minato-ku, Tokyo, for the effective utilization of its assets. The transaction counterparties included Nomura Real Estate Development Co., Ltd., a subsidiary of Nomura Real Estate Holdings, Inc., an affiliated company, and a third party financing company. Nomura considers the entire transaction to be with a related party. As a result of the sale, a gain of ¥
56,144 million is included in
Revenue
—
Other
in the consolidated statements of income for the six months ended September 30, 2025.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue,
Non-interest
expenses
and
Income before income taxes
in the consolidated statements of income.

	Millions of yen
	Six months ended September 30
	2024	2025
Net revenue	¥939,762	¥1,037,147
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,993)	1,630

Consolidated net revenue	¥937,769	¥1,038,777

Non-interest expenses	¥701,828	¥741,850
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥701,828	¥741,850

Income before income taxes	¥237,934	¥295,297
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,993)	1,630

Consolidated income before income taxes	¥235,941	¥296,927

F-9
1

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Geographic information—
Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.
The table below presents a geographic allocation of
Net revenue
and
Income (loss) before income taxes
from operations by geographic areas, and
long-lived assets
associated with Nomura’s operations.
Net revenue
in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and
Long-lived assets
have been allocated based on transactions with external customers while
Income (loss) before income taxes
have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30
	2024	2025
Net revenue (1) :
Americas	¥292,423	¥314,355
Europe	177,770	111,711
Asia and Oceania	23,467	65,150

Subtotal	493,660	491,216
Japan	444,109	547,561

Consolidated	¥937,769	¥1,038,777

Income (loss) before income taxes:
Americas	¥33,120	¥44,659
Europe	(1,804)	(6,655)
Asia and Oceania	25,398	34,335

Subtotal	56,714	72,339
Japan	179,227	224,588

Consolidated	¥235,941	¥296,927

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen
	March 31, 2025	September 30, 2025
Long-lived assets:
Americas	¥111,312	¥99,275
Europe	55,515	56,535
Asia and Oceania	31,656	41,967

Subtotal	198,483	197,777
Japan	270,693	277,400

Consolidated	¥469,176	¥475,177

F-9
2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

18. Subsequent events:
Acquisition of Asset Management Companies within the Macquarie Group
On December 1, 2025, Nomura completed the acquisition of all equity interests in Macquarie Management Holdings, Inc., Macquarie Investment Management Holdings (Luxembourg) S.à r.l., and Macquarie Investment Management Holdings (Austria) GmbH (collectively, “Acquired Companies”), pursuant to the share purchase agreement entered into on April 22, 2025. Upon completion, Nomura acquired 100% of the outstanding shares of the Acquired Companies for a total cash consideration of approximately $1.8 billion (equivalent to approximately ¥281.4 billion, based on an exchange rate of 1 U.S. dollar = ¥156.35 as of December 1, 2025). As a result, these companies have become consolidated subsidiaries of Nomura.
The Acquired Companies are leading asset management firms providing a broad range of investment management services to clients worldwide. This acquisition is part of Nomura’s strategy to enhance its global investment management platform and strengthen its presence in key overseas markets.
The Acquired Companies have been included in the Investment Management division for internal management and segmental reporting purposes.
As of the date these interim consolidated financial statements are issued, the initial accounting for the business combination is incomplete, and the allocation of the purchase price to the assets acquired and liabilities assumed has not been finalized. Accordingly, certain disclosures required by ASC 805-10-50-2(h), ASC805-20-50-1 and ASC 805-30-50-1 cannot be made at this point. Nomura will provide the required disclosures in future financial statements once the initial accounting is complete. Nomura expects that a substantial portion of the purchase price will be allocated to intangible assets and goodwill.
19. Supplementary subsidiary guarantee information required under SEC rules:
The Company provides several guarantees of debts of its subsidiaries.
The Company has fully and unconditionally guaranteed the securities issued by Nomura America Finance LLC (“NAFL”), which is an indirect, wholly owned finance subsidiary of the
Company
. NAFL operates as a special purpose entity. It was formed for the purpose of issuing debt securities to repay existing credit facilities, refinance indebtedness, and for acquisition purposes. The guarantee will remain in effect until the entire principal, if any, of, and interest and premium, if any, on, the securities has been paid in full or discharged in accordance with the provisions of the indenture, or otherwise fully defeased by the Company.

F-9
3

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Results of Review of Interim Consolidated Financial Statements
We have reviewed the accompanying consolidated balance sheet of Nomura Holdings, Inc. (the “Company”) as of September 30, 2025, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month
period ended September 30, 2025 and 2024, and the related notes (collectively referred to as the “interim consolidated financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2025, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (not presented herein); and in our report dated June 23, 2025, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2025, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 12, 2025

Exhibit 15

December 12, 2025

The Shareholders and Board of Directors of

Nomura Holdings, Inc.

We are aware of the incorporation by reference in the Registration Statements (Form F-3 No. 333-273353 and No. 333-283915, and Form S-8 No. 333-228585, No. 333-231683, No. 333-239996, No. 333-256408, No. 333-265160, No. 333-272157, No. 333-279645, and No. 333-287498) and related Prospectus of Nomura Holdings, Inc. of our report dated December 12, 2025 relating to the unaudited consolidated interim financial statements of Nomura Holdings, Inc. as of and for the six-month period ended September 30, 2025 that are included in its Form 6-K dated December 12, 2025.

/s/ Ernst & Young ShinNihon LLC

Exhibit 17

Subsidiary Issuer of Registered Guaranteed Securities

Nomura Holdings, Inc. (“NHI”) fully and unconditionally guarantees certain securities issued by its indirect, wholly owned finance subsidiary, Nomura America Finance LLC (“NAFL”). The securities issued by NAFL and guaranteed by NHI that are subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are as follows:

•	Senior Global Medium-Term Notes, Series A